                                                Filed Pursuant To Rule 424(b)(2)
                                                      Registration No. 333-79499
PROSPECTUS

                               591,308 SHARES OF
                ZERO COUPON CONVERTIBLE PREFERRED STOCK DUE 2013
                                      AND

                              5,763,845 SHARES OF
                              CLASS A COMMON STOCK
                                       OF

                          NEXTEL COMMUNICATIONS, INC.
     This prospectus relates to the offering of Nextel's zero coupon convertible preferred stock due 2013 or the common stock issued upon conversion of the zero coupon convertible preferred stock and common stock to be issued as liquidated damages under the applicable registration rights agreement, from time to time, by the selling stockholders listed on page 24. The selling stockholders may offer these securities at fixed prices, at prevailing market prices, varying prices and negotiated prices. Nextel will not receive any cash proceeds from the sales of these securities.

     - The zero coupon convertible preferred stock is convertible into Nextel's Class A common stock, at a current rate of 9.7441 shares of common stock for each share of zero coupon convertible preferred stock.

     - No dividends will be paid on the zero coupon convertible preferred stock. Instead, the liquidation price, which was $265.5431 on June 23, 1999, will increase over time at an annual rate of 9.25% compounded quarterly, to a maximum of $1,000.

     - There is currently no established market for trading the zero coupon convertible preferred stock. Nextel's common stock is listed on the Nasdaq National Market under the symbol "NXTL."

     - On August 13, 1999, the last reported sale price of the common stock was $54.25.

     AS A PROSPECTIVE PURCHASER OF THESE SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION OF "RISK FACTORS" THAT BEGINS ON PAGE 10 OF THIS PROSPECTUS.
                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE ZERO COUPON CONVERTIBLE PREFERRED STOCK OR COMMON STOCK TO BE DISTRIBUTED UNDER THIS PROSPECTUS, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
                THE DATE OF THIS PROSPECTUS IS AUGUST 16, 1999.

                      REFERENCES TO ADDITIONAL INFORMATION

     THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT NEXTEL THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. YOU MAY OBTAIN DOCUMENTS THAT ARE FILED BY NEXTEL WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN WRITING OR BY TELEPHONE FROM:

     NEXTEL COMMUNICATIONS, INC.
     2001 EDMUND HALLEY DRIVE
     RESTON, VIRGINIA 20191
     ATTENTION: INVESTOR RELATIONS
     TELEPHONE: (703) 433-4000

     SEE "XII. WHERE YOU CAN GET MORE INFORMATION."

     "Nextel," "Nextel Direct Connect" and "Nextel Online" are trademarks or service marks of Nextel. "Motorola," "i1000" and "i1000plus" are trademarks of Motorola, Inc. "Microsoft" is a trademark of Microsoft Corporation.

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
   I.  Summary..............................................................    4
       A.         Nextel....................................................    4
       B.         Use of Proceeds...........................................    5
       C.         The Zero Coupon Convertible Preferred Stock...............    5
       D.         Summary Financial Information.............................    7
  II.  Risk Factors.........................................................   10
       A.         Risk Factors Relating to Nextel...........................   10
       B.         Risk Factors Relating to the Zero Coupon Convertible
                  Preferred Stock...........................................   19
       C.         Nextel's Forward Looking Statements Are Subject to a
                  Variety of Factors That Could Cause Actual Results to
                  Differ Materially from Current Beliefs....................   23
 III.  Use of Proceeds......................................................   24
  IV.  Selling Stockholders.................................................   24
   V.  Description of Zero Coupon Convertible Preferred Stock...............   27
       A.         General...................................................   27
       B.         Ranking...................................................   27
       C.         Dividends and Liquidation Preference......................   28
       D.         Voting Rights.............................................   30
       E.         Merger, Consolidation and Sale of Assets..................   31
       F.         Conversion................................................   31
       G.         Optional Redemption by Nextel.............................   35
       H.         Mandatory Conversion......................................   36
       I.         Mandatory Redemption......................................   37
       J.         Payments in Common Stock..................................   37
       K.         Change of Control.........................................   38
       L.         Conversion or Tender at the Option of the Holder..........   42
       M.         Liquidation Rights........................................   44
       N.         Reports...................................................   45
       O.         Transfer and Exchange.....................................   45
       P.         Amendment, Supplement and Waiver..........................   45
       Q.         Reissuance................................................   46
  VI.  Terms of Existing Nextel Preferred Stock.............................   47
       A.         General...................................................   47
       B.         Class A Preferred Stock...................................   47
       C.         Class B Preferred Stock...................................   48
       D.         Class C Preferred Stock...................................   48
       E.         Series D Preferred Stock..................................   49
       F.         Series E Preferred Stock..................................   49
 VII.  Dilution.............................................................   49
VIII.  United States Federal Tax Consequences...............................   50
       A.         General...................................................   51
       B.         U.S. Holders..............................................   53
       C.         Persons Who Do Not Qualify as U.S. Holders................   55
       D.         Information Reporting and Backup Withholding..............   57
  IX.  Plan of Distribution.................................................   58
   X.  Legal Matters........................................................   59
  XI.  Experts..............................................................   59
 XII.  Where You Can Get More Information...................................   59
       A.         Available Information.....................................   59
       B.         Incorporation of Documents by Reference...................   59

I. SUMMARY

     This summary highlights basic information about Nextel and the securities offered by the selling stockholders, but does not contain all information important to you. You should read the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this prospectus and incorporated by reference into this prospectus.

  A. NEXTEL

     Nextel provides a wide array of digital and analog wireless communications services throughout the United States. Nextel offers a differentiated, integrated package of digital wireless communications services under the Nextel brand name, primarily to business users. Nextel's digital mobile network constitutes one of the largest integrated wireless communications systems utilizing a single transmission technology in the United States.

     A customer using Nextel's digital mobile network is able to access:

     - digital mobile telephone service;

     - digital two-way radio dispatch, which provides instant conferencing capabilities and is marketed as "Nextel Direct Connect" service;

     - paging; and

     - short-messaging service.

     We refer to the handset device on which we deliver these services as a subscriber unit.

     As of March 31, 1999:

     - Nextel provided service to about 3,152,900 digital subscriber units in the United States;

     - Nextel's digital mobile network or the compatible digital mobile network of Nextel Partners, Inc. was operational in areas in and around 92 of the top 100 metropolitan statistical areas in the United States; and

     - Nextel operated analog wireless networks that provide analog specialized mobile radio services throughout the continental United States to about 292,000 analog specialized mobile radio subscriber units.

     Nextel announced its plans and anticipated schedule to offer its customers access to new digital two-way mobile data and Internet connectivity services in selected test markets in late 1999. A new handset developed and manufactured by Motorola, the i1000plus, was introduced in June 1999 and is the first in a product line that will incorporate wireless modem dial-up features, combined with capability to support Internet access and other mobile data applications, to be used in connection with the new "Nextel Online" service offering.

     In addition to its domestic operations, Nextel has ownership interests in international wireless companies through its subsidiary, Nextel International, Inc. The subsidiaries of Nextel International, Inc., or other entities in which Nextel International, Inc. holds equity or equivalent interests, own and operate wireless communications systems in and around various major metropolitan market areas in Latin America, Asia and Canada. Nextel International, Inc., together with Nextel, provides service in ten of the world's 25 largest cities.

     Nextel's principal executive and administrative facility is located at 2001 Edmund Halley Drive, Reston, Virginia, and its telephone number is (703) 433-4000.

  B. USE OF PROCEEDS

     Nextel will not receive any cash proceeds from the sale of the securities being offered by the selling stockholders.

  C. THE ZERO COUPON CONVERTIBLE PREFERRED STOCK

SECURITIES OFFERED..............    591,308 shares of zero coupon convertible
                                    preferred stock due 2013. There will be no dividends paid on the zero coupon convertible preferred stock; instead, the liquidation preference will accrete at an annual rate of 9.25%, compounded quarterly.
                                    See "V.C. Description of Zero Coupon
                                    Convertible Preferred Stock -- Dividends and
                                    Liquidation Preference."

RANKING.........................    The zero coupon convertible preferred stock
                                    ranks with respect to payment of dividends, if any, and distributions upon the liquidation, dissolution, or winding up of
                                    Nextel:

                                     - senior to all common stock and any other
                                       capital stock of Nextel that states that it will be junior to the zero coupon convertible preferred stock;

                                     - equally with each class of Nextel's
                                       outstanding preferred stock, except for
                                       specified dividend accruals on Nextel's
                                       class A convertible redeemable preferred stock and a $25.0 million cash payment on Nextel's class B convertible preferred stock, and any capital stock of Nextel that states that it will rank equally with the zero coupon convertible preferred stock; and

                                     - junior to the payments regarding the
                                       class A convertible redeemable preferred stock and class B convertible preferred stock described above and any capital stock of Nextel that states that it will rank senior to the zero coupon convertible preferred stock.

VOTING RIGHTS...................    The holders of the zero coupon convertible
                                    preferred stock will have no voting rights except as required by law and as specified in the certificate of designations relating to the zero coupon convertible preferred stock. The holders of zero coupon convertible preferred stock will be entitled to elect an aggregate of two additional members to Nextel's board of directors if:

                                     - Nextel fails to comply with its
                                       obligations to holders of the zero coupon convertible preferred stock in the event of specified changes of control of Nextel as described under "V.K. Description of Zero Coupon Convertible Preferred Stock -- Change of Control" or
                                       "V.L. -- Conversion or Tender at the
                                       Option of the Holder," or

                                     - a default in the payment of the
                                       liquidation preference of the zero coupon convertible preferred stock on December 23, 2013.

LIQUIDATION RIGHTS..............    Upon any liquidation, dissolution or winding
                                    up of the affairs of Nextel, the holders of the zero coupon convertible preferred stock will have a liquidation preference, described later in this prospectus, equal to the liquidation preference on the date of that event before any distribution is made on any junior securities. See "V.M.
                                    Description of Zero Coupon Convertible
                                    Preferred Stock -- Liquidation Rights."

CONVERSION RIGHTS...............    Unless previously redeemed or otherwise
                                    acquired by Nextel, the zero coupon
                                    convertible preferred stock is convertible, at the option of the holder, at any time prior to maturity into common stock at an initial conversion rate of 9.7441 shares per share of zero coupon convertible preferred stock. The conversion rate is subject to adjustment in specified events. Because the number of shares of common stock issuable upon conversion of each share of zero coupon convertible preferred stock will not increase even though the liquidation preference increases over time, the implied effective conversion price will increase over time. See "V.F. Description of Zero
                                    Coupon Convertible Preferred
                                    Stock -- Conversion."

REDEMPTION......................    Nextel cannot redeem the zero coupon
                                    convertible preferred stock prior to
                                    December 23, 2005. Beginning on December 23,
                                    2005, the zero coupon convertible preferred stock is redeemable, subject to some restrictions, at any time at the option of Nextel, in whole or in part, at a redemption price equal to the liquidation preference on the redemption date. Nextel may elect, subject to specified conditions, to pay any redemption price in cash and/or common stock. See "V.G. Description of Zero Coupon
                                    Convertible Preferred Stock -- Optional
                                    Redemption by Nextel."

CHANGE OF CONTROL...............    Upon the occurrence of specified events
                                    constituting a change of control, as defined later in this prospectus, the zero coupon convertible preferred stock may be repurchased or converted at specified times.
                                    See "V.K. Description of Zero Coupon
                                    Convertible Preferred Stock -- Change of
                                    Control."

CONVERSION OR TENDER AT THE
OPTION OF THE HOLDER............    Nextel will purchase zero coupon convertible
                                    preferred stock at the option of the
                                    holder on December 23, 2005 and December
                                    23, 2008 at tender prices equal to the
                                    liquidation preference on the acquisition date. Nextel may elect, subject to specified conditions, to pay any tender price in cash and/or common stock. See "V.L. Description of Zero Coupon Convertible Preferred Stock
                                     -- Conversion or Tender at the Option of
                                    the Holder."

MANDATORY CONVERSION............    Zero coupon convertible preferred stock will
                                    be convertible at the option of Nextel into common stock at the conversion rate then in effect if it is held by or on account of a holder who does not qualify as a U.S.
                                    holder, as described later in this
                                    prospectus, on or after the later of January
                                    1, 2001 and the date 90 days after Nextel gives notice that it may have earnings and profits for United States federal income tax purposes. Certificates representing zero coupon convertible preferred stock will bear legends regarding this mandatory conversion.
                                    In addition, this mandatory conversion will preempt any conversion or tender rights that the holder would otherwise have in respect of its zero coupon convertible preferred stock. See "V.H. Description of Zero Coupon
                                    Convertible Preferred Stock -- Mandatory
                                    Conversion."

  D. SUMMARY FINANCIAL INFORMATION

     The financial information below for the nine months ended December 31, 1994, which reflects the change in Nextel's fiscal year end from March 31 to December 31, and the years ended December 31, 1995, 1996, 1997 and 1998 have been derived from the audited consolidated financial statements of Nextel. The financial information for the three months ended March 31, 1998 and 1999 is derived from the unaudited financial statements of Nextel and reflects only normal recurring adjustments necessary for the fair presentation of this information. You should not expect the results of operations of interim periods to be an indication of results for a full year. This information is only a summary and should be read in conjunction with Nextel's historical financial statements contained in reports filed with the Commission. See "XII. Where You Can Get More Information."

     As you read this summary financial information, you should note that during 1995 Nextel undertook a corporate reorganization that resulted in a one-time charge to operations. In addition, Nextel's results were affected by business combinations, acquisitions and investments made with both domestic and international companies. In July 1995, Nextel completed the acquisition of substantially all of Motorola's 800 MHz specialized mobile radio licenses in the continental United States and mergers with OneComm Corporation and American Mobile Systems, Incorporated. Additional information regarding acquisitions completed in 1996, 1997 and 1998 can be found in note 2 to the consolidated financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998.

     Other income (expense), net includes:

     - $15.0 million write-down of the investment in Corporacion Mobilcom S.A. de C.V., a subsidiary of Nextel, as a result of the devaluation of the Mexican peso in 1995;

     - equity in the losses of some foreign investments accounted for under the equity method in 1996. Additional information can be found in note 2 to the financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998;

     - losses on interest rate protection activities of $46.9 million in 1998;
       and

     - foreign currency transaction losses primarily resulting from the devaluation of the Brazilian real in 1999.

     As a result of the change in useful lives of some intangible assets and recent operating results, Nextel increased its valuation allowance for deferred tax assets resulting in a tax provision of about $258.7 million in 1997. Additional information can be found in note 10 to the consolidated financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998.

     For the purpose of computing the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of loss before income taxes less income (loss) from equity method investments and loss (income) attributable to minority interests. Fixed charges consist of:

     - interest on all indebtedness and amortization of deferred financing costs and amortization of original issue discount;

     - that portion of rental expense which Nextel believes to be representative of interest; and

     - preferred stock dividends.

     The deficiency of earnings to cover fixed charges and preferred stock dividends for the nine months ended December 31, 1994 was $218.5 million, for the year ended December 31, 1995 was $562.8 million, for the year ended December 31, 1996 was $884.9 million, for the year ended December 31, 1997 was $1,377.6 million, for the year ended December 31, 1998 was $1,905.0 million, for the three months ended March 31, 1998 was $458.8 million and for the three months ended March 31, 1999 was $509.3 million.

     About $109.0 million of cash and cash equivalents held by Nextel International and its subsidiaries as of March 31, 1999 included below are not available to fund any of the cash needs of Nextel's domestic digital mobile and analog specialized mobile radio businesses.

     You should review notes 12 and 13 to the consolidated financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998 for a detailed discussion of Nextel's capital stock.

                         NINE MONTHS                                                               THREE MONTHS ENDED
                            ENDED                      YEAR ENDED DECEMBER 31,                          MARCH 31,
                         DECEMBER 31,   -----------------------------------------------------   -------------------------
                             1994          1995          1996          1997          1998          1998          1999
                         ------------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                  (IN THOUSANDS)
RESULT OF OPERATIONS:
Operating revenues.....  $    74,857    $   171,703   $   332,938   $   738,897   $ 1,846,758   $   327,134   $   663,805
Cost of revenues.......       51,406        151,718       247,717       288,752       516,393       102,428       162,320
Selling, general and
  administrative.......       85,077        193,321       330,256       861,588     1,550,323       329,739       465,665
Expenses related to
  corporate
  reorganization.......           --         17,372            --            --            --            --            --
Depreciation and
  amortization.........       94,147        236,178       400,831       526,377       832,299       184,495       228,440
                         -----------    -----------   -----------   -----------   -----------   -----------   -----------
Operating loss.........     (155,773)      (426,886)     (645,866)     (937,820)   (1,052,257)     (289,528)     (192,620)
Interest (expense),
  net..................      (41,454)       (89,509)     (206,480)     (378,032)     (622,056)     (131,027)     (194,632)
Other, net.............           33        (15,372)      (10,866)        6,511       (36,462)           53       (62,027)
Income tax benefit
  (provision)..........       71,345        200,602       307,192      (258,726)      191,912        33,640         9,839
                         -----------    -----------   -----------   -----------   -----------   -----------   -----------
Loss before
  extraordinary item...     (125,849)      (331,165)     (556,020)   (1,568,067)   (1,518,863)     (386,862)     (439,440)
Extraordinary item --
  loss on early
  retirement of debt...           --             --            --       (45,787)     (133,225)           --            --
Mandatorily redeemable
  preferred stock
  dividends............           --             --            --       (29,119)     (149,161)      (28,088)      (46,034)
                         -----------    -----------   -----------   -----------   -----------   -----------   -----------
Loss attributable to
  common
  stockholders.........  $  (125,849)   $  (331,165)  $  (556,020)  $(1,642,973)  $(1,801,249)  $  (414,950)  $  (485,474)
                         ===========    ===========   ===========   ===========   ===========   ===========   ===========
Loss per share
  attributable to
  common stockholders,
  basic and diluted:
Loss before
  extraordinary item
  attributable to
  common
  stockholders.........  $     (1.25)   $     (2.31)  $     (2.50)  $     (6.41)  $     (5.98)  $     (1.53)  $     (1.66)
Extraordinary item.....           --             --            --         (0.18)        (0.48)           --            --
                         -----------    -----------   -----------   -----------   -----------   -----------   -----------
                         $     (1.25)   $     (2.31)  $     (2.50)  $     (6.59)  $     (6.46)  $     (1.53)  $     (1.66)
                         ===========    ===========   ===========   ===========   ===========   ===========   ===========
Weighted average number
  of common shares
  outstanding..........  100,639,000    143,283,000   222,779,000   249,320,000   278,643,000   270,385,000   291,625,000
                         ===========    ===========   ===========   ===========   ===========   ===========   ===========
OTHER FINANCIAL DATA:
Ratio of earnings to
  fixed charges and
  preferred stock
  dividends (see
  discussion above)....           --             --            --            --            --            --            --

                                                                MARCH 31,
                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $   245,758
Current assets..............................................       888,576
Intangible assets, net......................................     4,671,545
Total assets................................................    11,421,586
Long-term debt (excluding current portion of $6.7
  million)..................................................     8,005,738
Mandatorily redeemable preferred stock......................     1,624,287
Stockholders' deficit.......................................      (343,574)

II. RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus or incorporated by reference into this prospectus before deciding to invest in the securities offered by this prospectus.

  A. RISK FACTORS RELATING TO NEXTEL

    1. NEXTEL HAS A HISTORY OF NET LOSSES AND NEGATIVE CASH FLOW AND MAY NEVER BE ABLE TO SATISFY ITS CASH NEEDS FROM OPERATIONS.

     Nextel has never been profitable and has experienced negative cash flow since its start in 1987. If this continues indefinitely, the value of the zero coupon convertible preferred stock and common stock may be adversely affected. Nextel had net losses attributable to common stockholders of about $1.8 billion during 1998 and about $485.5 million for the three months ended March 31, 1999. Nextel's accumulated deficit was about $4.8 billion at March 31, 1999. Nextel expects that losses will continue over the next several years. Nextel cannot know when, if ever, net cash generated by its internal business operations will support its growth and continued operations.

    2. IF NEXTEL DOES NOT OBTAIN SUFFICIENT ADDITIONAL FINANCING COMMITMENTS TO MEET ITS LONG-TERM NEEDS, YOUR INVESTMENT MAY BE ADVERSELY AFFECTED.

       a. REASONS NEXTEL WILL NEED CASH.

     Nextel anticipates that it will need substantial amounts of cash for:

     - capital expenditures to build and enhance its digital mobile network;

     - operating expenses relating to its digital mobile network and analog specialized mobile radio business;

     - potential acquisitions, including acquisition of rights to radio spectrum, which Nextel requires to conduct its wireless communications business;

     - debt service requirements; and

     - other general corporate purposes.

     If Nextel can't fund these needs, its growth plans and operations, and the value of the zero coupon convertible preferred stock and common stock, may be adversely affected. Nextel expects its cash needs will exceed its cash flows from operating activities through 1999. In addition, Nextel may need to revise its business plan to respond to competitive and other factors, so its need for cash may increase.

       b. NEXTEL'S CURRENT CREDIT FACILITIES ARE LIMITED AND CONTAIN RESTRICTIONS ON ADDITIONAL FINANCINGS THAT MAY RESTRICT GROWTH AND ADVERSELY AFFECT OPERATIONS.

     Nextel's long-term cash needs are much greater than its availability under its existing financing agreements. As a result, Nextel will have to raise substantial amounts of additional funds, in the form of equity or debt, in the future to support its growth and operations. If it is unable to do so, Nextel may not be able to expand the coverage and capacity of its network to meet the demands of Nextel's plans for sustained growth. Nextel's inability to achieve contemplated levels of growth would adversely affect its financial results and may adversely affect the value of the zero coupon convertible preferred stock and the common stock. Under its bank credit agreement as in effect on March 31, 1999, Nextel may borrow up to $3.295 billion in secured financing from its bank lenders provided that Nextel satisfies financial and other conditions. As of May 31, 1999, about $1.8 billion of this secured financing had been drawn. The availability of this financing is also subject to Nextel satisfying covenants under indentures relating to Nextel's public notes. Nextel's access to additional funds may be limited by the terms of its existing financing agreements, including:

     - covenants that restrict the amount of additional borrowings, including additional borrowings under existing financing arrangements;

     - covenants that restrict Nextel's grant of liens on assets that affect Nextel's ability to obtain new secured financing; and

     - existing debt service requirements.

       c. FUNDING REQUIREMENTS FOR INTERNATIONAL OPERATIONS AND GROWTH MAY CAUSE EVEN GREATER CASH NEEDS, WHICH MAY RESULT IN LESS FUNDING AVAILABLE FOR NEXTEL'S DOMESTIC GROWTH AND OPERATIONS.

     Based on Nextel International, Inc.'s assessment of the business activity and related cash needs of its operating subsidiaries that are controlled by or that rely substantially on Nextel International, Inc. for further funding, Nextel International, Inc. believes that it will have adequate funding to continue its operations only through the end of 1999. If sufficient additional financing does not become available at times or in amounts required to meet Nextel International, Inc.'s needs that are not met by its existing funding sources, Nextel may fund some or all of Nextel International, Inc.'s cash needs. This would increase Nextel's own cash needs, which could result in a lesser the amount of cash available to Nextel for domestic use.

       d. OTHER FACTORS MAY ADVERSELY AFFECT NEXTEL'S ACCESS TO ADDITIONAL FINANCING AND NEXTEL MAY HAVE TO CURTAIL ITS BUSINESS IF IT CANNOT ACCESS ADDITIONAL FUNDING.

     Nextel's access to additional funds also may be limited by:

     - general market conditions that adversely affect the availability or cost of financings;

     - market conditions affecting the telecommunications industry in general;
       and

     - specific factors affecting Nextel's attractiveness as a borrower or investment vehicle, including:

      1. the terms of Nextel's arrangements with Motorola that relate to Motorola's ownership interest in Nextel, and the terms of options and warrants issued to others, that may make equity financings more difficult;

      2. the ability to relocate current spectrum licensees from some frequencies in order to remove them from spectrum as to which Nextel was the highest bidder at an auction;

      3. the potential commercial opportunities and risks associated with implementation of Nextel's business plan;

      4. the market's perception of Nextel's performance and assets; and

      5. the actual amount of cash needed by Nextel to pursue its business strategy.

       e. FUNDING FOR NEXTEL'S CAPITAL NEEDS IS NOT ASSURED AND NEXTEL MAY HAVE TO CURTAIL ITS BUSINESS IF IT CANNOT FIND ADEQUATE FUNDING.

     Currently, other than under its existing bank facility, Nextel has no legally binding commitments or understandings with any third parties to obtain any material amount of additional equity or debt financing. Nextel cannot assure you that it will be able to obtain any additional financing in the amounts or at the times that it may require the financing, or if Nextel does obtain any financing, that it would be on acceptable terms. As a result, Nextel cannot assure you that it will have adequate capital to implement the contemplated expansion and enhancement of its digital mobile network or to maintain its current levels of operation. Nextel's failure to obtain sufficient additional financing could result in the delay or abandonment of some or all of its development, expansion and acquisition plans and expenditures, which could have an adverse effect on Nextel and on the value of the zero coupon convertible preferred stock and the common stock.

    3. NEXTEL'S FUTURE PERFORMANCE, AND THE VALUE OF YOUR INVESTMENT, WILL DEPEND ON ITS ABILITY TO SUCCEED IN THE HIGHLY COMPETITIVE WIRELESS COMMUNICATIONS TRANSMISSION INDUSTRY.

     Nextel's ability to compete effectively with established and prospective wireless communications service providers depends on many factors, including:

-IF NEXTEL'S WIRELESS COMMUNICATIONS TECHNOLOGY DOES NOT PERFORM IN A MANNER
 THAT MEETS CUSTOMER EXPECTATIONS, NEXTEL WILL BE UNABLE TO ATTRACT AND RETAIN CUSTOMERS, WHICH WOULD ADVERSELY AFFECT YOUR INVESTMENT. Customer acceptance of the services Nextel offers is and will continue to be affected by technology-based differences and by the operational performance and reliability of system transmissions on Nextel's digital mobile network. If Nextel is unable to address and resolve satisfactorily performance or other transmission quality issues as they arise, or if these issues limit Nextel's ability to expand its network coverage as currently planned, or if these issues were to place Nextel at a competitive disadvantage to other wireless service providers in its markets, Nextel may have difficulty attracting and retaining customers, which would adversely affect the value of the zero coupon convertible preferred stock and the common stock.

-IF NEXTEL CANNOT EXPAND, PROVIDE AND MAINTAIN ITS SYSTEM COVERAGE, THEN ITS
 GROWTH AND OPERATIONS, AND THE VALUE OF YOUR INVESTMENT, WOULD BE ADVERSELY AFFECTED. Nextel will not be able to provide roaming system coverage comparable to that currently available through roaming arrangements from cellular and some personal communication services operators, unless and until a nationwide digital mobile network build-out is substantially completed. This places Nextel at a competitive disadvantage, as some other providers currently have roaming agreements that provide coverage of each other's markets throughout the United States. In addition, some of our competitors provide their customers with subscriber units with both digital and analog capability, which expands their coverage while Nextel has only digital capability. Nextel cannot assure you that it will be able to achieve sufficient system coverage or that a sufficient number of customers or potential customers will be willing to accept system coverage limitations as a trade-off for the enhanced multi-function wireless communications package Nextel provides on its nationwide digital mobile network.

-NEXTEL DOES NOT HAVE THE EXTENSIVE DIRECT AND INDIRECT CHANNELS OF DISTRIBUTION
 FOR ITS DIGITAL MOBILE NETWORK PRODUCTS AND SERVICES THAT SOME OF ITS COMPETITORS HAVE, WHICH MAY ADVERSELY AFFECT NEXTEL'S OPERATING RESULTS AND COULD ADVERSELY AFFECT THE VALUE OF

 YOUR INVESTMENT. Many of Nextel's competitors have established extensive networks of retail locations and multiple distribution channels, and so enjoy a competitive advantage over Nextel in these areas. Nextel has increased the proportion of its digital mobile network customers that it obtains through its indirect distributor network, and Nextel currently anticipates that it will rely more heavily on indirect distribution channels to achieve greater market penetration for its digital wireless service offerings. However, as Nextel expands its retail subscriber base through increased reliance on indirect distribution channels, and as price competition in the wireless industry intensifies, Nextel's average revenue per subscriber unit may decrease and its churn rate of subscribers may increase.

-NEXTEL'S INABILITY TO MAINTAIN PRICING PACKAGES ATTRACTIVE TO CUSTOMERS MAY
 ADVERSELY AFFECT OPERATING RESULTS, WHICH COULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT. Nextel faces price competition.

       a.SOME OF NEXTEL'S COMPETITORS ARE FINANCIALLY STRONGER THAN NEXTEL,
         WHICH ALLOWS THEM TO PRICE THEIR SERVICE PACKAGES AT LEVELS BELOW THOSE THAT NEXTEL CAN OR IS WILLING TO MATCH.

     Nextel's ability to compete based on the price of its digital mobile network subscriber units and service offerings will be limited. This could adversely affect Nextel's growth and the value of the zero coupon convertible preferred stock and common stock.

       b.NEXTEL'S EQUIPMENT IS MORE EXPENSIVE THAN SOME COMPETITORS', WHICH MAY
         ADVERSELY AFFECT GROWTH AND OPERATING RESULTS.

     Nextel currently markets multi-function subscriber handsets, providing mobile telephone and private and group dispatch service, in addition to paging and alphanumeric short-text messaging. Nextel's handsets are, and are likely to remain, significantly more expensive than analog handsets and are, and are likely to remain, somewhat more expensive than digital cellular or personal communication services handsets that do not incorporate a comparable multi-function capability. Although Nextel believes that its multi-function subscriber handsets currently are competitively priced compared to multi-function digital cellular and personal communication services handsets, the higher cost of Nextel's equipment may make it more difficult or less profitable to attract customers who do not place a high value on Nextel's unique multi-service offering. This may reduce Nextel's growth opportunities or profitability and may adversely affect the value of the zero coupon convertible preferred stock and common stock.

       c.NEXTEL MAY FACE CONTINUING PRESSURE TO REDUCE PRICES, WHICH WOULD
         ADVERSELY AFFECT OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

     Over the past several years as the number of wireless communications providers in Nextel's market areas has increased, its competitors' prices in these markets have generally decreased. Nextel may encounter further market pressures:

     - to reduce its digital mobile network service offering prices;

     - to restructure its digital mobile network service offering packages to offer more value;

     - to respond to particular short term, market specific situations, for example, special introductory pricing or packages that may be offered by new providers launching their service in a particular market; or

     - to remain competitive in the event that wireless service providers generally continue to reduce the prices charged to their customers.

-NEXTEL'S EFFORTS TO KEEP PACE WITH TECHNOLOGICAL CHANGE MAY BE UNSUCCESSFUL OR
 MAY ADVERSELY AFFECT OPERATING RESULTS, WHICH WOULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT. Nextel's digital technology could become obsolete. Nextel relies on digital technology that is not compatible with, and competes with, other forms of digital and non-digital voice communication technology. Competition among these differing technologies can:

        - segment the user markets, which could reduce demand for specific technologies, including Nextel's;

        - reduce the resources devoted by third party suppliers, including Motorola, which supplies all of Nextel's current digital technology, in developing or improving the technology for Nextel's systems; and

        - adversely affect market acceptance of Nextel's services.

     Nextel cannot assure you that its digital voice technology will successfully compete with the other forms of digital and non-digital voice communication systems. Further, new digital or non-digital voice communication transmission technology may develop that will cause Nextel's existing systems technology to be obsolete or otherwise impair market acceptance of its technology.

-NEXTEL'S GROWTH MAY EXCEED THE CAPABILITIES OF ITS SYSTEMS, HURTING ITS
 PERFORMANCE, AND THE VALUE OF YOUR INVESTMENT.

       a.NEXTEL FACES LIMITATIONS ON ITS ABILITY TO INCREASE SUBSCRIBERS, WHICH
         CAN LIMIT ITS GROWTH AND PERFORMANCE.

     Nextel's ability to continue to increase the number of subscribers on its digital mobile network depends on a variety of factors, including:

     - the ability to successfully plan for additional system capacity at levels needed to meet anticipated new subscribers and the related increases in system usage;

     - the ability to obtain additional radio spectrum when and where required; and

     - the availability of a sufficient quantity of cell sites, system infrastructure equipment and subscriber units, of the appropriate models and types, to meet the demands and preferences of potential subscribers to the digital mobile network.

       b.NEXTEL MAY FACE LIMITATIONS ON AVAILABILITY OF CELL SITES AND
         EQUIPMENT, WHICH MAY ADVERSELY AFFECT ITS GROWTH AND PERFORMANCE.

     Although Nextel believes it has secured sufficient cell sites at appropriate locations in its markets to meet planned system coverage and capacity targets, Nextel cannot assure you that it will meet those needs in the future. Nextel generally has been able to obtain adequate quantities of base radios and other system infrastructure equipment from Motorola and other suppliers, and adequate volumes and mix of subscriber units and related accessories from Motorola, to meet subscriber and system loading rates, but Nextel cannot assure you that quantities will be sufficient in the future. Additionally, Nextel has contractual arrangements with Nextel International, Inc. and Nextel Partners, Inc. that contemplate that, in the event of shortages of that equipment, available supplies would be allocated proportionately among Nextel and those entities.

       c. NEXTEL HAS POTENTIAL SYSTEMS LIMITATIONS ON ADDING CUSTOMERS, WHICH MAY ADVERSELY AFFECT ITS GROWTH AND PERFORMANCE.

     Other factors affecting Nextel's ability to successfully add customers to its digital mobile network include:

     - the adequacy and efficiency of Nextel's information systems, business processes and related support functions;

     - the length of time between customer order to activation of service on the digital mobile network, which currently is much longer than that of some of its competitors; and

     - Nextel's ability to improve the efficiency and speed of the processes for Nextel's customer service and accounts receivable collection functions.

     Customer reliance on Nextel's customer service functions may increase as Nextel adds digital mobile network customers through indirect distribution channels and through direct sales channels not involving direct face-to-face contact with a sales representative, for example, phone order sales or sales through web sites. Nextel's inability to timely and efficiently meet the demands for its services could decrease or postpone subscriber growth, or delay or otherwise impede billing and collection of amounts owed, which would adversely affect Nextel.

-IF COMPETITORS PROVIDE TWO-WAY RADIO DISPATCH SERVICES, NEXTEL WILL LOSE A
 COMPETITIVE ADVANTAGE. Nextel's two-way radio dispatch services are currently not available through traditional cellular or personal communication services providers; however, if either personal communication services or cellular operators provide two-way radio dispatch services in the future, Nextel's competitive advantage may be impaired.

     Nextel cannot predict the competitive effect that any of these factors, or any combination of these factors, will have on it or whether it will compete successfully in the future.

    4. REGULATORY AND OTHER FACTORS COULD DELAY OR PREVENT NEXTEL FROM OFFERING SERVICES IN NEW MARKET AREAS, WHICH MAY ADVERSELY AFFECT NEXTEL'S GROWTH AND THE VALUE OF YOUR INVESTMENT.

     Before fully implementing Nextel's digital mobile network in a new market area, Nextel must complete systems design work, find appropriate sites and construct necessary transmission structures, receive regulatory approvals, free up frequency channels now devoted to non-digital transmissions and begin systems optimization. These processes take weeks or months to complete, and may be hindered or delayed by many factors, including unavailability of antenna sites at optimal locations, land use and zoning controversies and limitations of available frequencies. Nextel cannot know when, if ever, its digital technology will be available for commercial use in new markets.

    5. NEXTEL RELIES ON MOTOROLA FOR SUBSTANTIALLY ALL OF ITS EQUIPMENT AND TECHNOLOGY AND ANY FAILURE OF MOTOROLA TO PERFORM WOULD ADVERSELY AFFECT NEXTEL'S OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

     There is a risk that the failure by Motorola to deliver necessary technology improvements and enhancements and system infrastructure and subscriber equipment on a timely, cost-effective basis would have an adverse effect on Nextel's growth and operations and would adversely affect your investment. Motorola is currently Nextel's sole source for the infrastructure and subscriber handset equipment used by Nextel throughout its markets. Nextel expects to rely on Motorola for the manufacture of a substantial portion of the equipment necessary to construct its digital mobile network and handset equipment for the next several years. If Motorola does not provide the necessary equipment to Nextel, then Nextel may not be able to service its existing subscribers nor add new subscribers. Nextel expects that for the next few years, Motorola and competing manufacturers who are licensed by Motorola will be the only manufacturers of subscriber equipment that is compatible with Nextel's digital mobile network.

    6. AGREEMENTS WITH MOTOROLA REDUCE NEXTEL'S OPERATIONAL FLEXIBILITY AND MAY ADVERSELY AFFECT ITS GROWTH, OR OPERATING RESULTS, WHICH WOULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT.

     Nextel's agreements with Motorola impose limitations and conditions on Nextel's ability to use other technologies. These terms may operate to delay or prevent Nextel from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change arising under the Motorola agreements. For example, the equipment purchase agreement provides that Nextel must provide Motorola with notice of its determination that their technology is no longer suited to our needs at least six months before publicly announcing or entering into a contract to purchase an alternate technology.

     In addition, if Motorola manufactures, or elects to manufacture, the alternate technology that Nextel elects to deploy, Nextel must give Motorola the opportunity to supply 50% of its infrastructure requirements for the alternate technology for three years. Finally, if after a switch to an alternate technology Nextel does not maintain operational Motorola infrastructure equipment at the majority of its cell sites that are deployed at the date the switch to an alternate technology is first publicly announced, Motorola may require that all financing provided by Motorola to Nextel and its subsidiaries be repaid.

    7. NEXTEL'S INTERESTS MAY CONFLICT WITH THOSE OF MOTOROLA. ANY CONFLICT COULD ADVERSELY AFFECT NEXTEL'S GROWTH, OPERATING RESULTS OR STRATEGIC FLEXIBILITY AND THE VALUE OF YOUR INVESTMENT.

     Motorola and its affiliates engage in wireless communications businesses, and may in the future engage in additional businesses, which do or may compete with some or all of the services Nextel offers through its digital mobile network. Although Nextel believes that its relationship with Motorola reflects the realities of purchasing from a competitor, Nextel cannot assure you that the potential conflict of interest will not adversely affect Nextel in the future. In addition, Motorola is a significant stockholder of Nextel, which creates potential conflicts of interest, particularly with regard to significant transactions.

    8. YOUR INVESTMENT IN NEXTEL, WHICH OPERATES IN A REGULATED INDUSTRY, MAY BE ADVERSELY AFFECTED BY GOVERNMENTAL REGULATION.

     The Federal Communications Commission regulates the licensing, operation, acquisition and sale of Nextel's specialized mobile radio businesses. Future changes in regulation or legislation and Congress' and the Federal Communications Commission's continued allocation of additional commercial mobile radio services spectrum could impose significant additional costs on Nextel either in the form of direct out of pocket costs or additional compliance obligations. These regulations can also have the effect of introducing additional competitive entrants to the already crowded wireless communications marketplace.

     Government regulations also affect Nextel International, Inc.'s operations. Additional information regarding government regulation can be found in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998.

    9. NEXTEL PRIMARILY HAS INTANGIBLE ASSETS, WHICH MAY NOT BE ADEQUATE TO SATISFY ITS OBLIGATIONS IN THE EVENT OF A LIQUIDATION.

     If Nextel defaults on debt or if Nextel were liquidated, Nextel cannot assure you that the value of its assets will be sufficient to satisfy its obligations. Nextel has a significant amount of intangible assets, such as licenses granted by the Federal Communications Commission. The value of these licenses will depend significantly upon the success of Nextel's digital mobile network business and the growth of the specialized mobile radio and wireless communications industries in general. Nextel had a net tangible book value deficit of about $5.3 billion as of March 31, 1999.

    10. NEXTEL IS SUSCEPTIBLE TO CONTROL BY SIGNIFICANT STOCKHOLDERS, WHO HAVE RIGHTS THAT MAY ADVERSELY AFFECT THE MARKET PRICE OF NEXTEL'S STOCK.

     Significant blocks of Nextel's outstanding stock are held by Motorola and entities controlled by Mr. Craig O. McCaw. In addition, an affiliate of Mr. McCaw may designate at least one fourth of the board of directors of Nextel and may select, from their representatives on the board of directors, a majority of the operations committee of Nextel's board of directors, which has significant authority relating to Nextel's business strategy, budgets, financing arrangements and in the nomination and oversight of specified executive officers. As a result, Mr. McCaw may exert significant influence over Nextel's affairs. Under its agreements with Nextel, Motorola may nominate two directors to the board of directors of Nextel. In addition, Motorola has agreed to support the decisions and recommendations of the operations committee and to vote its shares of common stock accordingly, subject to specified limitations.

     If Mr. McCaw and Motorola choose to act together, they could have a sufficient voting interest in Nextel to, among other things:

     - exert effective control over the approval of amendments to Nextel's certificate of incorporation, mergers, sales of assets or other major corporate transactions as well as other matters submitted for stockholder vote;

     - defeat a takeover attempt; and

     - otherwise control whether particular matters are submitted for a vote of the stockholders of Nextel.

     Mr. McCaw and his affiliates have and, subject to the terms of applicable agreements, may have an investment or interest in entities that provide wireless telecommunications services that could potentially compete with Nextel. Under the relevant agreements, Mr. McCaw and his controlled affiliates may not, for a period of time, participate in other two-way terrestrial-based mobile wireless communications systems in the region that includes any part of North America or South America unless these opportunities have first been presented to and waived or rejected by Nextel.

    11. NEXTEL'S COMMITMENTS TO ISSUE ADDITIONAL COMMON STOCK MAY ADVERSELY AFFECT THE MARKET PRICE OF ITS COMMON STOCK OR MAY IMPAIR NEXTEL'S ABILITY TO RAISE CAPITAL.

     Nextel currently has outstanding commitments in various forms, including warrants, options and convertible securities, to issue a substantial number of new shares of its common stock. The shares subject to these issuance commitments, to some degree, will be issued in registered transactions and thus will be freely tradeable. In many other instances, these shares will be subject to grants of registration rights that, if and when exercised, would result in those shares becoming freely tradeable. Nextel has also granted registration rights with respect to a significant number of its outstanding shares, including shares of common stock issuable upon conversion of securities issued in some transactions. The exercise of registration rights by persons holding those shares would permit those persons to sell those shares without regard to the limitations of Rule 144 under the Securities Act of 1933. An increase in the number of shares of Nextel's common stock that will become available for sale in the public market may adversely affect the market price of the common stock and, as a result, could impair Nextel's ability to raise additional capital through the sale of its equity securities.

    12. CONCERNS ABOUT HEALTH RISKS RELATING TO THE USE OF PORTABLE HANDSETS MAY AFFECT NEXTEL'S PROSPECTS AND THE VALUE OF YOUR INVESTMENT.

     Portable communications devices have been alleged to pose health risks due to radio frequency emissions from these devices. Studies performed by wireless telephone equipment manufacturers have investigated these allegations, and a major industry trade association and governmental agencies have stated publicly that the use of these phones poses no undue health risk. The actual or perceived risk of portable communications devices could adversely affect Nextel through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry.

    13. IF NEXTEL'S OPERATIONS ARE DISRUPTED DUE TO YEAR 2000 READINESS ISSUES, THERE WOULD BE AN ADVERSE EFFECT ON ITS GROWTH AND OPERATING RESULTS, AND ON THE VALUE OF YOUR INVESTMENT.

     Nextel may be subject to risks associated with Year 2000 readiness, including those associated with third parties. Nextel has not yet developed contingency plans for resolving issues that may be identified and for which remediation is not possible on a timely or cost-effective basis. If any of these third parties, or Nextel, is unable to resolve material Year 2000 readiness issues on a timely or cost-effective basis, there would be an adverse effect on Nextel, and on the value of your investment.

    14. RISKS RELATING TO NEXTEL'S JOINT INVESTMENTS MAY ADVERSELY AFFECT NEXTEL'S GROWTH AND OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

     Nextel recently has entered into a contractual joint venture and may enter into other joint ventures or similar arrangements in the future. Outside the United States, several of Nextel's international operations are conducted through entities having one or more third-party owners, and some of these entities are not controlled by Nextel. There are risks in participating in arrangements of these types, including the risk that the other participants may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint enterprise or Nextel. There also is the risk that a participant may be unable to meet its economic or other obligations to the joint enterprise and that Nextel may be required to fulfill some or all of those obligations. Nextel also may be or become obligated to acquire all or a portion of the ownership interest of some or all of the other participants in these joint enterprises. In addition, to the extent that Nextel participates in international arrangements of these types, the operations of the relevant entity will be subject to various additional risks not present in domestic joint enterprises.

    15. RISKS RELATING TO NEXTEL'S FOREIGN OPERATIONS MAY ADVERSELY AFFECT NEXTEL'S GROWTH AND OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

     Nextel owns interests in and operates international wireless companies through Nextel International. The risks that relate to these foreign operations include:

     - political, economic and social conditions in the foreign countries where Nextel conducts operations;

     - currency risks and exchange controls;

     - potential inflation in the applicable foreign economies;

     - the impact of import duties on the cost or prices of infrastructure equipment and subscriber handsets;

     - foreign taxation of earnings and payments received by Nextel International, Inc. from its operating subsidiaries;

     - regulatory changes affecting the telecommunications industry and wireless communications; and

     - operations being disrupted due to Year 2000 readiness issues affecting Nextel International, Inc.

     Nextel cannot assure you that the risks associated with its foreign operations will not adversely affect its or Nextel International, Inc.'s operating results or prospects, particularly as these operations expand in scope, scale and significance.

  B. RISK FACTORS RELATING TO THE ZERO COUPON CONVERTIBLE PREFERRED STOCK

    1. THE ZERO COUPON CONVERTIBLE PREFERRED STOCK IS JUNIOR IN RIGHT OF PAYMENT TO OTHER OBLIGATIONS OF NEXTEL.

     All existing and future liabilities of Nextel and its subsidiaries will be senior to the zero coupon convertible preferred stock. As of March 31, 1999, Nextel and its subsidiaries had outstanding indebtedness and other trade payables and other accrued liabilities of about $9.3 billion. The certificate of designations relating to the zero coupon convertible preferred stock does not limit Nextel's and its subsidiaries' incurrence of additional debt and other liabilities. With respect to distributions on liquidation, winding-up and dissolution, the zero coupon convertible preferred stock will also be junior to some special payments of specified dividend accruals on Nextel's class A convertible redeemable preferred stock and a $25.0 million cash payment on Nextel's class B convertible preferred stock. If Nextel undergoes bankruptcy, liquidation or reorganization, the assets of Nextel will be available to pay obligations on the zero coupon convertible preferred stock only after all then outstanding indebtedness and other liabilities and those special payments of Nextel have been paid in full. There may not be sufficient assets remaining to pay amounts payable on any or all of the zero coupon convertible preferred stock then outstanding.

    2. NEXTEL MAY BE UNABLE TO REDEEM OR OTHERWISE ACQUIRE FOR CASH THE ZERO COUPON CONVERTIBLE PREFERRED STOCK, WHICH COULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT.

     The liquidity and price of the zero coupon convertible preferred stock could be adversely affected if Nextel's ability to acquire any or all of the zero coupon convertible preferred stock for cash is restricted, prevented or prohibited for any reason, including by Delaware or other applicable law or by the terms of any existing or future agreements or instruments relating to debt of Nextel or any of its subsidiaries. Delaware law may, among other things, prevent a redemption or other acquisition of the zero coupon convertible preferred stock by Nextel for cash if it would impair Nextel's capital. Also, Nextel's ability to pay cash in connection with any redemption or acquisition is subject to and restricted by applicable fraudulent transfer and fraudulent conveyance laws.

     Additionally, the agreements relating to any existing or future debt of Nextel or its subsidiaries, particularly in light of Nextel's current and expected future leverage, could prevent or prohibit Nextel from making an acquisition of any or all of the zero coupon convertible preferred stock for cash.

    3. NEXTEL'S HIGH LEVEL OF INDEBTEDNESS COULD ADVERSELY AFFECT ITS ABILITY TO MEET ITS OBLIGATIONS, INCLUDING THE REDEMPTION OR REPURCHASE OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK FOR CASH.

     Nextel has substantial long term debt and mandatorily redeemable preferred stock outstanding. Liabilities will increase due to the accretion of the original issue discount on some of Nextel's public notes as well as the zero coupon convertible preferred stock. The terms of Nextel's and its subsidiaries notes, indentures, credit agreements, and preferred stock limit, but do not prohibit, the incurrence of additional indebtedness by Nextel and/or specified subsidiaries. Nextel anticipates that it will incur substantial additional indebtedness in the future. Nextel's high level of indebtedness could limit Nextel's ability to:

     - obtain additional financing for acquisitions, working capital, capital expenditures or other purposes and

     - use operating cash flow for purposes other than debt service,

which would adversely impact our ability to sufficiently fund our operations and the value of your investment.

    4. IF NEXTEL IS UNABLE TO REFINANCE ITS EXISTING INDEBTEDNESS, THERE WOULD BE AN ADVERSE EFFECT ON YOUR INVESTMENT.

     Nextel currently has substantial debt obligations that will mature before December 23, 2013, when the zero coupon convertible preferred stock must be redeemed by Nextel. In addition, Nextel has other preferred stock that is required to be redeemed before December 23, 2013. Nextel does not expect to generate sufficient funds from operations to repay all of those obligations as they are currently scheduled to become due. As a result, it will be necessary to refinance those obligations at or before their respective maturities or mandatory redemption dates. Nextel cannot assure holders of zero coupon convertible preferred stock that it will be able to refinance any of those obligations. If Nextel is unable to refinance those obligations, it may cause a default under Nextel's outstanding indebtedness or defaults under some series of its preferred stock. In these events, Nextel may not be able to meet its obligations under its debt securities, preferred stock or the zero coupon convertible preferred stock and the value of its equity securities generally, including the zero coupon convertible preferred stock and the underlying common stock, would be adversely affected.

    5. THESE MAY BE ADVERSE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS A RESULT OF THE "ZERO COUPON" NATURE OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK.

     Nextel believes that holders will be deemed, for United States federal income tax purposes, to receive a series of constructive distributions accruing on a constant yield basis over the term of the zero coupon convertible preferred stock, even absent actual cash distributions by Nextel. Those distributions generally would be taxable to holders as dividend income to the extent of the current or accumulated earnings and profits of Nextel. At present, Nextel does not have either current or accumulated earnings and profits and is unlikely to have earnings and profits in the near future. Thus, until the time when Nextel has earnings and profits, holders will not be required to report dividend income in respect of constructive distributions on the zero coupon convertible preferred stock.

     In addition, since Nextel lacks earnings and profits and the zero coupon convertible preferred stock has deemed dividends, rather than actual distributions of cash or property, Nextel believes in the case of non-U.S. holders that it is reasonable to take the position that there is no obligation to withhold United States tax in respect of the zero coupon convertible preferred stock until the time when Nextel has earnings and profits.

    6. SOME OF THE TERMS OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK ARE SUBJECT TO CHANGES ADVERSE TO YOU.

      a. THE IMPLIED EFFECTIVE CONVERSION PRICE INCREASES OVER TIME AND MAY BE GREATER THAN THE MARKET VALUE OF THE NEXTEL COMMON STOCK INTO WHICH YOUR ZERO COUPON CONVERTIBLE PREFERRED STOCK IS CONVERTIBLE.

     The zero coupon convertible preferred stock will not be entitled to dividends; instead the liquidation preference of the zero coupon convertible preferred stock will accrete at an annual rate of 9.25%, compounded quarterly until it is converted, redeemed or otherwise acquired by Nextel. The rate at which the zero coupon convertible preferred stock is convertible into common stock will not be adjusted, except as provided in the certificate of designations. Because the number of shares of common stock issuable upon conversion of each share of zero coupon convertible preferred stock will not be increased even though the liquidation preference increases over time, the implied effective conversion price will increase over time, and this increase in the implied effective conversion price may be greater than any increase in the market value of the Nextel common shares into which your preferred stock is convertible.

      b. NEXTEL MAY BE ABLE TO FORCE THE CONVERSION OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK IF IT IS HELD BY A PERSON WHO DOES NOT QUALIFY AS A U.S. HOLDER.

     At any time on or after January 1, 2001 or such later date which is 90 days after Nextel gives notice that it expects to have earnings and profits for United States federal tax purposes, Nextel may convert the zero coupon convertible preferred stock into common stock if it is held by or on account of any holders who do not qualify as U.S. holders. Depending upon the market price of the common stock at the date of the conversion, the holder may be forced to convert its zero coupon convertible preferred stock at an implied effective conversion price in excess of the then current market price of the common stock. A mandatory conversion would reduce the term of that holder's investment in the zero coupon convertible preferred stock. All obligations of Nextel for any amounts due on the zero coupon convertible preferred stock will be satisfied upon the conversion, redemption or other acquisition by Nextel of the zero coupon convertible preferred stock for cash and/or common stock, as provided in the certificate of designations.

    7. THERE IS NO PUBLIC MARKET FOR THE ZERO COUPON CONVERTIBLE PREFERRED STOCK AND IF A MARKET DEVELOPS, TRADING PRICES MAY BE LOWER THAN THE OFFERING PRICE OR THE LIQUIDATION PREFERENCE.

     There is no existing trading market for the zero coupon convertible preferred stock. If a market were to develop, the zero coupon convertible preferred stock could trade at prices that may be lower than their offering price or the liquidation preference, depending upon many factors including the liquidity of the securities, the market for similar securities, and other factors, including general economic conditions and the financial condition, performance of, and prospects for, Nextel. Nextel cannot assure you that an active trading market for the zero coupon convertible preferred stock will develop.

    8. VOLATILITY IN THE PRICE OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK COULD RESULT IN A LOWER TRADING PRICE THAN YOU PAID AND VOLATILITY IN THE PRICE OF THE COMMON STOCK COULD RESULT IN A LOWER TRADING PRICE THAN YOUR CONVERSION PRICE.

     The market price of the zero coupon convertible preferred stock, and the common stock issuable with respect to it, may be adversely affected by factors such as actual or anticipated fluctuations in Nextel's operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions and other factors. Broad market fluctuations may adversely affect the market price of the zero coupon convertible preferred stock, and the common stock issuable with respect to it. Nextel cannot assure you that the market price of the zero coupon convertible preferred stock and the common stock will not decline below the levels prevailing at the time of this offering.

  C. NEXTEL'S FORWARD LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CURRENT BELIEFS.

     "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the statements made in this prospectus are not historical or current facts, but deal with potential future circumstances and developments. Those statements are qualified by the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from Nextel's actual future experience involving any one or more of these matters and subject areas. Nextel has attempted to identify, in context, some of the factors that it currently believes may cause actual future experience and results to differ from Nextel's current expectations regarding the relevant matter or subject area. The operation and results of Nextel's wireless communications business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified elsewhere in the foregoing "Risk Factors" section, including, but not limited to:

     - general economic conditions in the geographic areas and occupational market segments that Nextel is targeting for its digital mobile network service;

     - the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet Nextel's service deployment and marketing plans and customer demand;

     - the success of efforts to improve and satisfactorily address any issues relating to Nextel's digital mobile network performance;

     - the continued successful performance of the technology being deployed in Nextel's various market areas;

     - the ability to achieve market penetration and average subscriber revenue levels sufficient to provide financial viability to Nextel's digital mobile network business;

     - Nextel's ability to timely and successfully accomplish required scale-up of its billing, collection, customer care and similar back-room operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivables being generated by the digital mobile network customer base;

     - access to sufficient debt or equity capital to meet Nextel's operating and financing needs;

     - the quality and price of similar or comparable wireless communications services offered or to be offered by Nextel's competitors, including providers of cellular and personal communication services;

     - the ability to successfully develop or obtain from third parties and implement Year 2000 readiness solutions in systems that are critical to its business operations;

     - future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications generally; and

     - other risks and uncertainties described from time to time in Nextel's reports and, with specific reference to risk factors relating to international operations in Nextel International, Inc.'s reports, filed with the Commission, including the Annual Reports on Form 10-K for the year ended December 31, 1998 and the Quarterly Reports on Form 10-Q for the quarter ended March 31, 1999, of Nextel and Nextel International, Inc.

III. USE OF PROCEEDS

     All sales of the zero coupon convertible preferred stock or the common stock issuable upon its conversion or issued to some holders of the zero coupon convertible preferred stock as liquidated damages will be by or for the account of the selling stockholders listed on page 24 of this prospectus. Nextel will not receive any cash proceeds from the sales of the zero coupon convertible preferred stock or the common stock issuable upon conversion of the zero coupon convertible preferred stock.

IV. SELLING STOCKHOLDERS

     All of the shares of zero coupon convertible preferred stock, and any shares of common stock issued upon its conversion, are being offered by the selling stockholders listed in the table below. Only those shares of common stock issued upon conversion of the zero coupon convertible preferred stock or additional shares of common stock issuable to some holders pursuant to the applicable registration rights agreement may be offered by the selling stockholders. Nextel issued the zero coupon convertible preferred stock to the selling stockholders in a private placement transaction exempt from registration under the Securities Act of 1933.

     No offer or sale under this prospectus may be made by a holder of the shares unless listed in the table below or until that holder has notified Nextel and a supplement to this prospectus has been filed or an amendment to the registration statement has become effective. Nextel will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to Nextel.

     The selling stockholders may offer and sell, from time to time, any or all of their zero coupon convertible preferred stock or common stock issued with respect to those shares, either upon their conversion or pursuant to the applicable registration rights agreement. Because the selling stockholders may offer all or only some portion of the shares listed in the table, no estimate can be given as to the amount or percentage of these shares that will be held by the selling stockholders upon termination of the offering.

     The following table lists:

     - the name of each selling stockholder;

     - the amount of each type of security beneficially owned by that holder before the offering; and

     - the amount of securities being offered for sale by that selling stockholder.

     Nextel obtained the information in the table from the identified selling stockholder. Unless otherwise disclosed in the footnotes to the table, no selling stockholder has indicated that it has held any position, office or other material relationship with Nextel or its affiliates during the past three years.

                                    PREFERRED STOCK                  COMMON STOCK
                             -----------------------------   -----------------------------
                              NUMBER OF       NUMBER OF       NUMBER OF       NUMBER OF
NAME OF SELLING STOCKHOLDER  SHARES OWNED   SHARES OFFERED   SHARES OWNED   SHARES OFFERED
---------------------------  ------------   --------------   ------------   --------------
Bancroft Convertible Fund,
  Inc......................      5,750           5,750               0               0
Bank America Pension
  Plan.....................      3,900           3,900               0               0
Bankers Life &
 Casualty -- Convertible...      6,500           6,500               0               0

                                    PREFERRED STOCK                  COMMON STOCK
                             -----------------------------   -----------------------------
                              NUMBER OF       NUMBER OF       NUMBER OF       NUMBER OF
NAME OF SELLING STOCKHOLDER  SHARES OWNED   SHARES OFFERED   SHARES OWNED   SHARES OFFERED
---------------------------  ------------   --------------   ------------   --------------
Capital World Growth &
  Income Fund, Inc.........     20,000          20,000               0               0
Conseco Health Insurance
  Co. -- Convertible.......      4,000           4,000               0               0
Conseco Senior Health
  Insurance
  Co -- Convertible........      4,000           4,000               0               0
Conseco Fund
  Group -- Convertible Fund      4,000           4,000               0               0
Conseco Annuity Assurance
  Company -- Convertible...      4,000           4,000               0               0
Deutsche Bank Securities...    127,000         127,000               0               0
Ellsworth Convertible
  Growth and Income Fund,
  Inc......................      5,750           5,750               0               0
General Motors Welfare
  Benefit Trust............      7,800           7,800               0               0
Goldman Sachs and
  Company(1)...............    113,738         113,738               0               0
Hamilton Partners
  Limited..................     34,000          34,000               0               0
HBK Cayman L.P.............      7,720           7,720               0               0
HBK Offshore Fund Ltd......     13,405          13,405               0               0
Highbridge Capital
  Corporation..............     31,700          31,700               0               0
Julius Baer Securities.....      2,376           2,376               0               0
Monumental Life Insurance
  Company..................     18,000          18,000               0               0
Nalco Chemical Company.....        775             775               0               0
Oppenheimer Convertible
  Securities Fund..........     13,400          13,400               0               0
Peoples Benefit Life
  Insurance Company........     16,700          16,700               0               0
Quattro Offshore Fund
  Ltd......................      1,900           1,900               0               0
RAM Capital L.L.C..........     36,000          36,000               0               0
Ritchie Capital Investments
  Ltd......................     36,000          36,000               0               0
St. Albans Partners Ltd....     12,800          12,800               0               0
Starvest Combined
  Portfolio................        750             750               0               0
State of Oregon Equity.....     18,925          18,925               0               0
Tribeca Investments
  L.L.C....................     22,500          22,500               0               0
Yield Strategies Fund II,
  LP.......................     12,800          12,800               0               0

---------------
(1) Goldman Sachs and Company has provided, and may from time to time provide, investment banking services to Nextel, including, among other things, acting as lead and co-manager with respect to offerings of debt and equity securities, including the private placement of the zero coupon convertible preferred stock.

     On December 23, 1998, Nextel and the initial purchasers of the zero coupon convertible preferred stock entered into a registration rights agreement. That agreement requires that

Nextel make this prospectus available to the selling stockholders, subject to the exceptions described below, until the earliest of:

     - the expiration of the period referred to in Rule 144(k) of the Securities Act of 1933 with respect to those shares held by persons that are not affiliates of Nextel;

     - the time when all of the shares have been sold under this prospectus;

     - the time when none of the shares remaining outstanding; and

     - December 23, 2000.

     This time period is referred to as the effectiveness period.

     Nextel may require the selling stockholders to suspend the sales of the shares offered by this prospectus upon the occurrence of any event which makes any statement in this prospectus or the related registration statement untrue in any material respect or which requires the changing of statements in these documents in order to make statements in those documents not misleading. Nextel is permitted to suspend the use of this prospectus:

     - in connection with pending corporate developments, public filings with the Securities and Exchange Commission and similar events, for a period not to exceed 30 days in any three-month period or 90 days, whether or not consecutive, in any twelve-month period; and

     - in connection with any corporate acquisition or similar transaction, for a period not to exceed 60 days in any three-month period or 90 days, whether or not consecutive in any twelve-month period.

     In the event that:

     - prior to the end of the effectiveness period, this prospectus is unavailable for periods in excess of those set forth in the preceding paragraph;

     - Nextel fails to file amendments to the registration statement or supplements to this prospectus necessary to permit sales of the shares within five business days of receipt of all required documents from the prospective selling stockholder, subject to the immediately preceding bullet point; or

     - Nextel fails to cause any required post-effective amendment to the registration statement to be declared effective within 45 days of its filing,

each of which events is deemed to be a registration default;

then Nextel will pay the holders of the shares entitled to be sold under this prospectus from and including the date of the registration default to but excluding the date on which the registration default is cured liquidated damages which will accrue:

     - in respect of each share of zero coupon convertible preferred stock, at a rate per annum equal to 0.5% of the liquidation preference of the share as of the preceding accrual date, as described below; and

     - in respect of each share of common stock issued in respect of the zero coupon convertible preferred stock, at a rate per annum equal to 0.5% of the liquidation preference of the zero coupon convertible preferred stock divided by the applicable rate of conversion, as described below.

     Persons purchasing shares in this offering will not be entitled to liquidated damages.

V. DESCRIPTION OF ZERO COUPON CONVERTIBLE PREFERRED STOCK

  A. GENERAL

     The following is a summary of the material terms of the zero coupon convertible preferred stock offered by this prospectus. The terms of the zero coupon convertible preferred stock are established in the certificate of designations relating to the zero coupon convertible preferred stock. This summary is not intended to be complete; it is subject to, and entirely qualified by, reference to Nextel's certificate of incorporation, which includes the certificate of designations containing the definitions of terms used below. Reference is made to the certificate of designations for the full definitions of all terms, including capitalized terms used in this prospectus for which no definition is provided. Copies of the certificate of incorporation and the certificate of designations are available as described under "XII. Where You Can Get More Information."

     Under the certificate of designations, 800,000 shares of zero coupon convertible preferred stock, with an initial liquidation preference of $253.675 per share increasing over time to $1,000 per share on December 23, 2013, have been authorized for issuance. A total of 591,308 shares of zero coupon convertible preferred stock have been issued and are outstanding, each of which is fully paid and nonassessable. Holders of the zero coupon convertible preferred stock have no preemptive rights. See "II.B. Risk Factors -- Risk Factors Relating to the Zero Coupon Convertible Preferred Stock -- There is No Public Market for the Zero Coupon Convertible Preferred Stock" and "-- The Prices of the Common Stock and the Zero Coupon Convertible Preferred Stock Price May Be Volatile."

     The transfer agent for the zero coupon convertible preferred stock is First Chicago Trust Company of New York, unless Nextel selects another transfer agent. The transfer agent's offices are located in New York City at 14 Wall Street, New York, New York 10015.

     For a discussion of federal income tax considerations relevant to the zero coupon convertible preferred stock, see "VIII. United States Federal Tax Consequences."

  B. RANKING

     With respect to the payments of any dividends and distributions upon the liquidation, winding up or dissolution of Nextel, the zero coupon convertible preferred stock will rank:

    1. EQUALLY IN RIGHT OF PAYMENT:

     - with Nextel's Class A Convertible Redeemable Preferred Stock, par value $.01 per share (the "Class A Preferred Stock"), except with respect to the Special Payments as defined in 2 below; Nextel's Class B Convertible Preferred Stock, par value $.01 per share (the "Class B Preferred Stock"), except with respect to the Special Payments; Nextel's Class C Convertible Redeemable Preferred Stock (the "Class C Preferred Stock"); Nextel's 13% Series D Exchangeable Preferred Stock, mandatorily redeemable 2009 (the "Series D Preferred Stock"); and Nextel's 11.125% Series E Exchangeable Preferred Stock, mandatorily redeemable 2010 (the "Series E Preferred Stock"). The terms of these existing preferred stocks are more fully described in "VI. Terms of Existing Nextel Preferred Stock"; and

     - with each other class of capital stock or series of preferred stock, established by Nextel after the issuance of the zero coupon convertible preferred stock, the terms of which expressly provide that the class or series will rank equally with the zero coupon convertible preferred stock as to dividend rights and rights on liquidation, winding-up and dissolution.

     Collectively, these securities are referred to as "Parity Securities".

    2. JUNIOR IN RIGHT OF PAYMENT:

     - with respect to the dividend accruals and payments on the Class A Preferred Stock and the $25.0 million cash payment on the Class B Preferred Stock that are described in "VI. Terms of Existing Nextel Preferred Stock," which are required under the terms of the Class A Preferred Stock and the Class B Preferred Stock upon specified occurrences (these payments and dividend rights of the Class A Preferred Stock and the Class B Preferred Stock, the "Special Payments"); and

     - to each class of capital stock or series of preferred stock established by Nextel after the issuance of the zero coupon convertible preferred stock, the terms of which expressly provide that the class or series will rank senior to the zero coupon convertible preferred stock as to dividend rights and rights on liquidation, winding-up, and dissolution (collectively, these securities are referred to as "Senior Securities"), subject to Preferred Stockholder Approval Rights, as defined below.

    3. SENIOR TO ALL CLASSES OF COMMON STOCK AND ANY CAPITAL STOCK OF NEXTEL THAT EXPRESSLY PROVIDES THAT IT WILL BE JUNIOR TO THE ZERO COUPON CONVERTIBLE PREFERRED STOCK (THE "JUNIOR SECURITIES").

     The certificate of designations provides that Nextel may not, without the consent of the holders of at least a majority of the outstanding shares of zero coupon convertible preferred stock, authorize, create by way of reclassification or otherwise, or issue any Senior Securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase shares of any class or series of Senior Securities, except that Nextel does not need the approval of these holders to issue shares of Senior Securities:

     - in respect of any dividend or payment obligations that constitute Special Payments; or

     - in exchange for, or the proceeds of which are used to redeem or repurchase, all shares of zero coupon convertible preferred stock then outstanding, or less than all shares due to a partial redemption or repurchase made in accordance with the certificate of designations that is made available to all holders of the zero coupon convertible preferred stock on a proportionate basis, or any debt of Nextel.

     These approval rights are referred to in this prospectus as "Preferred Stockholder Approval Rights."

  C. DIVIDENDS AND LIQUIDATION PREFERENCE

     Holders of shares of zero coupon convertible preferred stock are not entitled to receive dividends on the zero coupon convertible preferred stock. Instead, the liquidation preference on the zero coupon convertible preferred stock will accrete from the issue date of the zero coupon convertible preferred stock at an annual rate of 9.25%, compounded quarterly on each March 23, June 23, September 23 and December 23. Accordingly, the "Liquidation

Preference" for each share of zero coupon convertible preferred stock for any specified date will be as follows:

      1. if the specified date occurs on one of the following dates, each of which is referred to as an "Accrual Date," the Liquidation Preference per share will equal the amount next to that date in the table below:

                              LIQUIDATION
           ACCRUAL DATE       PREFERENCE
           ------------       -----------
      March 23, 1999........  $  259.5412
      June 23, 1999.........     265.5431
      September 23, 1999....     271.6838
      December 23, 1999.....     277.9665
      March 23, 2000........     284.3945
      June 23, 2000.........     290.9711
      September 23, 2000....     297.6998
      December 23, 2000.....     304.5841
      March 23, 2001........     311.6276
      June 23, 2001.........     318.8340
      September 23, 2001....     326.2070
      December 23, 2001.....     333.7506
      March 23, 2002........     341.4686
      June 23, 2002.........     349.3650
      September 23, 2002....     357.4441
      December 23, 2002.....     365.7100
      March 23, 2003........     374.1670
      June 23, 2003.........     382.8196
      September 23, 2003....     391.6723
      December 23, 2003.....     400.7298
      March 23, 2004........     409.9966
      June 23, 2004.........     419.4778
      September 23, 2004....     429.1782
      December 23, 2004.....     439.1030
      March 23, 2005........     449.2572
      June 23, 2005.........     459.6463
      September 23, 2005....     470.2756
      December 23, 2005.....     481.1508
      March 23, 2006........     492.2774
      June 23, 2006.........     503.6613

                              LIQUIDATION
           ACCRUAL DATE       PREFERENCE
           ------------       -----------
      September 23, 2006....  $  515.3085
      December 23, 2006.....     527.2250
      March 23, 2007........     539.4170
      June 23, 2007.........     551.8911
      September 23, 2007....     564.6535
      December 23, 2007.....     577.7112
      March 23, 2008........     591.0707
      June 23, 2008.........     604.7392
      September 23, 2008....     618.7238
      December 23, 2008.....     633.0318
      March 23, 2009........     647.6707
      June 23, 2009.........     662.6481
      September 23, 2009....     677.9718
      December 23, 2009.....     693.6499
      March 23, 2010........     709.6906
      June 23, 2010.........     726.1021
      September 23, 2010....     742.8933
      December 23, 2010.....     760.0727
      March 23, 2011........     777.6493
      June 23, 2011.........     795.6325
      September 23, 2011....     814.0315
      December 23, 2011.....     832.8560
      March 23, 2012........     852.1158
      June 23, 2012.........     871.8209
      September 23, 2012....     891.9818
      December 23, 2012.....     912.6089
      March 23, 2013........     933.7130
      June 23, 2013.........     955.3051
      September 23, 2013....     977.3965
      December 23, 2013.....   1,000.0000

      2. if the specified date occurs between two Accrual Dates, then the Liquidation Preference will equal the sum of:

        (a) the Liquidation Preference for the listed Accrual Date immediately preceding the specified date, and

        (b) an amount equal to the product of:

             - the Liquidation Preference for the immediately following listed
               Accrual Date less the Liquidation Preference for the immediately preceding listed Accrual Date multiplied by

             - a fraction, the numerator of which is the number of days from, but including, the immediately preceding listed Accrual Date to, but excluding, the specified date, using a 360-day year of twelve 30-day months, and the denominator of which is 90.

     The Liquidation Preference on the zero coupon convertible preferred stock will accrete whether or not Nextel has earnings or profits and whether or not dividends could be declared on the zero coupon convertible preferred stock. The certificate of designations provides that Nextel will take all actions required or permitted under Delaware law to permit the payment of the Liquidation Preference on the zero coupon convertible preferred stock on December 13, 2013. See "II.B. Risk Factors -- Risk Factors Relating to Zero Coupon Convertible Preferred Stock -- Nextel May Be Unable to Redeem or Otherwise Acquire for Cash the Zero Coupon Convertible Preferred Stock."

     Unless the Liquidation Preference of the outstanding zero coupon convertible preferred stock has increased as provided above and Nextel is not in default in respect of its obligations described under "-- Mandatory Redemption," "-- Change of Control" or "-- Conversion or Tender at the Option of the Holder":

     - Nextel may not declare or pay upon, or set apart any sum for the payment of, any dividends on any Parity Securities or Junior Securities, other than a dividend payable solely in shares of Junior Securities or options, warrants or rights to purchase Junior Securities;

     - Nextel may not declare or make any distribution upon, or set apart any sum for the payment of any distribution upon, any Parity Securities or Junior Securities;

     - Neither Nextel nor any of its subsidiaries may purchase, redeem or otherwise acquire or retire for value any Parity Securities or Junior Securities excluding an exchange for shares of other Parity Securities or Junior Securities or a purchase, redemption or other acquisition from the proceeds of a substantially concurrent sale of Junior Securities, except under specified circumstances to permit the redemption of Junior Securities owned by some employees of Nextel or its subsidiaries; and

     - Neither Nextel nor any of its subsidiaries may pay into, or set apart or make available for, a sinking or other like fund any monies for the purchase, redemption or other acquisition or retirement for value of any Parity Securities or Junior Securities.

  D. VOTING RIGHTS

     Holders of zero coupon convertible preferred stock have no voting rights, except as required by law and as provided in the certificate of designations. The certificate of designations provides that if Nextel:

     - fails to comply with its obligations described under "-- Change of Control" or "-- Conversion or Tender at the Option of the Holder," or

     - defaults in the payment of the Liquidation Preference of any share of zero coupon convertible preferred stock payable on December 13, 2013

(each, a "Voting Rights Triggering Event") then the number of members of Nextel's board of directors will be immediately and automatically increased by two and the holders of a majority of the outstanding shares of zero coupon convertible preferred stock, voting together as a class, will be entitled to elect two members to the board of directors of Nextel. Voting rights arising as a result of a Voting Rights Triggering Event will continue until Nextel complies with its obligations as specified in the bullet points above.

     In addition, Nextel may not authorize, create by way of reclassification or otherwise, or issue any Senior Securities, or any obligation or security convertible into or evidencing the right to purchase any Senior Securities, without the affirmative vote or consent of the holders of a majority of the then outstanding shares of the zero coupon convertible preferred stock, except as provided above under "-- Ranking".

  E. MERGER, CONSOLIDATION AND SALE OF ASSETS

     Without the affirmative vote or consent of the holders of a majority of the issued and outstanding shares of zero coupon convertible preferred stock, Nextel may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to any person unless:

     - the resulting entity formed by the consolidation or merger, if other than Nextel, or to which the sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any State of the United States, or the District of Columbia;

     - the zero coupon convertible preferred stock will remain unchanged or be converted into or exchanged for and will become shares of the resulting entity, having in respect of the resulting entity substantially the same or more favorable powers, preferences, and relative participating, optional, or other special rights, and substantially the same or more favorable qualifications, limitations or restrictions that the zero coupon convertible preferred stock had immediately prior to the transaction, provided that:

      1. if, in accordance with the certificate of designations, the zero coupon convertible preferred stock becomes convertible into a different amount or type of securities, cash or other property, then the change will not be deemed to be a change in the powers, preferences, and relative participating, optional or other special rights of the zero coupon convertible preferred stock, and

      2. the fact that the resulting entity has authorized or outstanding any securities, other than Senior Securities, will not be deemed to be a change in the powers, preferences, and relative participating, optional or other special rights of the zero coupon convertible preferred stock; and

     - immediately after giving effect to the transaction, no Voting Rights Triggering Event will have occurred and be continuing;

    provided that the above conditions will not be applicable to a transaction or event that constitutes a Change of Control as described in "-- Change of Control".

  F. CONVERSION

     A holder may convert its zero coupon convertible preferred stock into Nextel common stock at any time prior to the close of business on December 23, 2013; provided, that if a share of zero coupon convertible preferred stock is called for redemption, the holder may convert it only until the close of business on the applicable Redemption Date, as defined in "-- Optional Redemption by Nextel," unless Nextel defaults in the payment of the redemption price. Zero coupon convertible preferred stock for which a holder has delivered a notice, as described under "-- Conversion or Tender at the Option of the Holder," exercising the option of the holder to require Nextel or, as described in "-- Change of Control", a third party acquiror, to acquire the holder's zero coupon convertible preferred stock may be converted only if the notice is withdrawn in accordance with the terms of the certificate of designations.

     The initial conversion rate is 9.7441 shares of common stock per share of zero coupon convertible preferred stock, subject to adjustment upon the occurrence of specified events, as described below (the "Conversion Rate"). As promptly as practicable on or after the Conversion Date, as defined in this section below, Nextel will issue and deliver to the conversion agent a certificate or certificates for the number of full shares of common stock issuable upon conversion, with any fractional shares rounded up to full shares or, at Nextel's option, paid in cash instead of any fraction of a share, based on the Sale Price, as defined below in the section "-- Payments in Common Stock," of the common stock on the Trading Day preceding the conversion date.

     "Trading Day" means, in respect of any securities exchange or securities market, each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

     Nextel's delivery to the holder of the number of shares of common stock into which the zero coupon convertible preferred stock is convertible, together with any cash payment instead of fractional shares of common stock, will be deemed to satisfy Nextel's obligation to pay the Liquidation Preference on the zero coupon convertible preferred stock to the Conversion Date.

     The Conversion Rate will not be adjusted at any time during the term of the zero coupon convertible preferred stock for the accretion of the Liquidation Preference. Because the number of shares of common stock issuable upon conversion of each share of zero coupon convertible preferred stock will not be increased even though the Liquidation Preference of the zero coupon convertible preferred stock increases over time, the implied effective conversion price will increase over time.

     To convert zero coupon convertible preferred stock into common stock, a holder must:

     - complete and manually sign the conversion notice on the back of the zero coupon convertible preferred stock certificate, or complete and manually sign a facsimile of the notice, and deliver the notice to the conversion agent;

     - surrender the zero coupon convertible preferred stock certificate to the conversion agent;

     - if required, furnish appropriate endorsements and transfer documents; and

     - if required, pay all transfer or similar taxes.

     According to the certificate of designations, the date on which all of the previous requirements have been satisfied is the "Conversion Date."

     The Conversion Rate is subject to adjustment in specified events, including the following:

     - dividends and other distributions payable in common stock on Junior Securities;

     - the issuance to all holders of common stock of specified rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price, determined as provided in the certificate of designations, of common stock as of the record date for holders entitled to receive the rights, options or warrants;

     - subdivisions, combinations and reclassifications of common stock;

     - subject to specified exceptions, the issuance of shares of common stock, or rights, options or warrants entitling the holders to subscribe for or purchase common stock, for a consideration per share, or an exercise price per share, that is less than the then current market price of common stock, determined as of the date of issuance of the shares or rights, options or warrants as provided in the certificate of designations;

     - distributions to all holders of common stock of evidences of indebtedness of Nextel, shares of capital stock or other property, including securities; but excluding those dividends, rights, options, warrants and distributions referred to in the first two bullet points listed above, dividends and distributions paid exclusively in cash, and distributions upon mergers or consolidations to which the second succeeding paragraph applies;

     - distributions consisting exclusively of cash, excluding any cash portion of distributions referred to in the immediately preceding bullet point or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies, the cash distribution of the type referred to in this clause being referred to as "all-cash distributions," to all holders of common stock in an aggregate amount that, together with:

      1. other all-cash distributions made within the preceding 12 months for which no adjustment has been made and

      2. any cash and the fair market value of other consideration payable in respect of any tender offer by Nextel or any of its subsidiaries for common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing market price per share of common stock on the Trading Day next succeeding the date of payment (the "Current Market Price"), concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of Nextel's market capitalization on the record date for the distribution. Market capitalization is the product of the then current market price of the common stock and the number of shares of common stock then outstanding plus the number of shares of common stock issuable upon conversion of all then outstanding shares of Class A Preferred Stock, Class B Preferred Stock or Class C Preferred Stock; and

     - the successful completion of a tender offer made by Nextel or any of its subsidiaries for common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the Current Market Price at that time, the aggregate amount of which, together with:

      1. any cash and other consideration in excess of the then Current Market Price paid in a tender offer by Nextel or any of its subsidiaries for common stock expiring within the 12 months preceding the expiration of the tender offer for which no adjustment has been made, and

      2. the aggregate amount of any all-cash distributions referred to in the immediately preceding bullet point above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which no adjustments have been made, exceeds 10% of Nextel's market capitalization on the expiration of the tender offer.

     The Conversion Rate may also be adjusted as described under "-- Change of Control."

     No adjustment in the Conversion Rate will be required unless the adjustment would require a change of at least 1% in the rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of those securities.

     If as a result of either:

     - any reclassification of the common stock, or

     - a consolidation or merger involving Nextel or a sale or conveyance to another corporation of the property and assets of Nextel as an entirety or substantially as an entirety,

holders of common stock will be entitled to receive stock, securities, other property, or assets, including cash, with respect to or in exchange for the common stock, then the conversion right with respect to the then outstanding zero coupon convertible preferred stock will be changed into the right to convert the zero coupon convertible preferred stock into the kind and amount of shares of stock, securities, other property or assets, including cash, that they would have owned or been entitled to receive upon the reclassification, consolidation, merger, sale, or conveyance had the zero coupon convertible preferred stock been converted immediately prior to the reclassification, consolidation, merger, sale, or conveyance at the then effective Conversion Rate applicable to the zero coupon convertible preferred stock, assuming that the holder would not have exercised any rights of election as to the stock, securities, other property or assets, including cash, receivable in connection with the transaction.

     If at any time Nextel makes a distribution of property to its stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets of Nextel, but generally not stock dividends on common stock or rights to subscribe for common stock, and, under the anti-dilution provisions of the certificate of designations, the number of shares into which the zero coupon convertible preferred stock is convertible is increased, the increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of the zero coupon convertible preferred stock. See "VIII.A -- United States Federal Tax Consequences -- General".

     From time to time, Nextel may, to the extent permitted by law, increase the Conversion Rate by any amount for any period of at least 20 days if Nextel's board of directors has made a determination, in its sole discretion, that the increase would be in the best interests of Nextel, which determination will be conclusive. Nextel will give notice of the increase at least 15 days prior to the increase. Nextel may, at its option, make these increases in the Conversion Rate, in addition to and subject to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as a dividend or distribution for income tax purposes. See "VIII. United States Federal Tax Consequences".

  G. OPTIONAL REDEMPTION BY NEXTEL

     Prior to December 23, 2005, the zero coupon convertible preferred stock will not be redeemable at the option of Nextel. Beginning on December 23, 2005, Nextel may, subject to the restrictions described below, contractual and other restrictions with respect to redemption, and the legal availability of funds, redeem the zero coupon convertible preferred stock (any date on which a redemption is made being referred to as a "Redemption Date") as a whole at any time, or from time to time in part, on a proportionate basis. The zero coupon convertible preferred stock will be redeemed at a redemption price equal to the Liquidation Preference on the Redemption Date, upon not less than 35 days' nor more than 60 days' notice of redemption given by mail to holders of zero coupon convertible preferred stock; provided, that Nextel may condition consummation of any optional redemption, if it is to be effected by a redemption of the zero coupon convertible preferred stock for cash, on the occurrence of any event and/or satisfaction of any condition identified as a condition or prerequisite in the relevant redemption notice to holders of zero coupon convertible preferred stock. Nextel may withdraw the notice, and by doing so will terminate its obligation to effect the optional redemption, by written notice to that effect given by mail to holders of zero coupon convertible preferred stock at least 20 days prior to the relevant Redemption Date. If not so withdrawn, the redemption will no longer be conditional. Nextel may, at its option, instead of paying the redemption price in cash, pay all or part of the redemption price in common stock or in a combination of cash and common stock. See "-- Payments in Common Stock."

     On and after any Redemption Date, provided that Nextel has made available at the office of the transfer agent a sufficient amount of cash or securities to effect the redemption, the Liquidation Preference will cease to accrete on the zero coupon convertible preferred stock called for redemption, and the shares will no longer be deemed to be outstanding. All rights of the holders of those shares as holders of zero coupon convertible preferred stock will cease except the right to receive the cash and/or common stock deliverable upon the redemption, without interest from the Redemption Date.

     Nextel's existing financing agreements contain provisions that operate to limit or prohibit Nextel's ability to redeem the zero coupon convertible preferred stock. Additionally, provisions in the financing arrangements to which Nextel and its subsidiaries are parties operate to limit the funds available to Nextel from its subsidiaries. See "II.B. Risk Factors -- Risk Factors Relating to the Zero Coupon Convertible Preferred Stock -- Nextel May Be Unable to Redeem or Otherwise Acquire for Cash the Zero Coupon Convertible Preferred Stock."

  H. MANDATORY CONVERSION

     At any time on and after the later of January 1, 2001 and the date 90 days after Nextel gives notice that it may have earnings and profits for United States federal income tax purposes (the later of these dates being the "E&P Notice Date"), if Nextel reasonably believes that zero coupon convertible preferred stock is held by or on account of a holder who does not qualify as a U.S. holder, the zero coupon convertible preferred stock will be subject to mandatory conversion (the "Mandatory Conversion"), at the option of Nextel, upon written notice to that holder. In addition, if at any time on and after the E&P Notice Date, upon any:

     - optional redemption by Nextel of a holder's zero coupon convertible preferred stock,

     - tender by a holder of any of the holder's zero coupon convertible preferred stock for acquisition of the shares by Nextel, or

     - exercise by a holder of any of its conversion rights,

     Nextel reasonably believes that any holder does not qualify as a U.S. holder, the zero coupon convertible preferred stock held by that holder will be subject to Mandatory Conversion that will preempt any conversion or tender rights that any holder would otherwise have in respect of its zero coupon convertible preferred stock.

     Nextel's notice of the Mandatory Conversion will be mailed to the holder's address as it appears on the books of the transfer agent and will specify the number of the shares of zero coupon convertible preferred stock subject to the notice, the certificate numbers of the shares if the shares are held in certificated form, and the basis for Nextel's belief that the holder does not qualify as a U.S. holder. The holder's zero coupon convertible preferred stock will be deemed to have been converted as of the date of the notice of the Mandatory Conversion unless the holder establishes within 10 days after the date of the notice by written documentation or other evidence to Nextel's reasonable satisfaction that it is a U.S. Holder.

     Nextel will issue and deliver to the conversion agent a certificate or certificates for the full number of shares of common stock issuable upon the Mandatory Conversion, with any fractional shares rounded up to full shares or, at Nextel's option, paid in cash instead of any fraction of a share, based on the Sale Price of the common stock on the Trading Day preceding the applicable notice of Mandatory Conversion. Any Mandatory Conversion will be conducted in accordance with the procedures described under "-- Conversion." Nextel's delivery to the holder of the number of shares of common stock into which the holder's zero coupon convertible preferred stock is convertible, together with any cash payment instead of any fractional shares of common stock, will be deemed to satisfy Nextel's obligation to pay the Liquidation Preference on the zero coupon convertible preferred stock to the applicable Conversion Date.

     If the transfer agent holds, in accordance with the terms of the certificate of designations, common stock sufficient to pay the conversion price on the date of the notice of Mandatory Conversion with respect to any zero coupon convertible preferred stock, then, on and after that date, the shares of zero coupon convertible preferred stock will cease to be outstanding and the Liquidation Preference will cease to accrete whether or not book-entry transfer of the zero coupon convertible preferred stock is made or the zero coupon convertible preferred stock is delivered to the transfer agent. All other rights of the holder will terminate, other than the right to receive the common stock upon delivery of the zero coupon convertible preferred stock certificate or book-entry transfer of the zero coupon convertible preferred stock to the transfer agent.

  I. MANDATORY REDEMPTION

     The zero coupon convertible preferred stock is subject to mandatory redemption, subject to the legal availability of funds but without regard to any contractual or other restrictions with respect to redemption, in whole on December 23, 2013, at a redemption price equal to the Liquidation Preference on December 23, 2013 of $1,000 per share. Nextel may, at its option, instead of paying the redemption price in cash, pay all or part of the redemption price in common stock or in a combination of cash and common stock. See "-- Payments in Common Stock" and "II.B. -- Risk Factors -- Risk Factors Relating to the Zero Coupon Convertible Preferred Stock -- Nextel May Be Unable to Redeem or Otherwise Acquire for Cash the Zero Coupon Convertible Preferred Stock."

  J. PAYMENTS IN COMMON STOCK

     If Nextel elects to pay all or part of any redemption price or tender price in common stock, then the number of shares to be delivered in respect of the portion of the redemption price or tender price to be paid in common stock will be equal to the portion of the redemption price or tender price divided by the Market Price, as defined below, of the common stock. However, no fractional shares of common stock will be delivered upon any acquisition of zero coupon convertible preferred stock by Nextel through the delivery of common stock in whole or partial payment of the redemption price or tender price. Instead, Nextel, at its option, will either round up to full shares or pay cash based on the Market Price for all fractional shares of common stock. Nextel may elect to pay the redemption price or tender price in common stock only if the common stock is listed on a United States national or regional stock exchange or reported by the Nasdaq National Market.

     At least 23 Trading Days prior to any Redemption Date or any Acquisition Date, as defined in "-- Change of Control" and in "-- Conversion or Tender at the Option of the Holder", Nextel must give notice to holders of its intention to pay the redemption price or tender price, or any portion of that price, in common stock, specifying the percentage of the price to be paid with common stock.

     The "Market Price" means the average of the Sale Prices of the common stock for the 20 Trading Day period ending on the third Business Day, as defined below, prior to the applicable Redemption Date or Acquisition Date, as defined, if the third Business Day prior to the applicable Acquisition Date or Redemption Date is a Trading Day; or, if it is not a Trading Day, then on the last Trading Day prior to that third Business Day. The Market Price will be adjusted to take into account the occurrence during the period commencing on the first of the Trading Days during the 20 Trading Day period and ending on the Acquisition Date or Redemption Date of specified events that would result in an adjustment of the Conversion Rate under the certificate of designations with respect to the common stock.

     A "Business Day" is any day except a Saturday or Sunday or other day on which commercial banks in the city of New York are required or authorized by law or other governmental action to be closed.

     The "Sale Price" of the common stock on any date means the closing per share sale price, or if no closing sale price is reported then the average bid and ask prices, or if more than one in either case then the average of the average bid and average ask prices, on the date as reported in the composite transactions for the principal United States securities exchange on which the common stock is traded, or if the common stock is not listed on a United States national or regional stock exchange as reported by the Nasdaq National Market. Because the Market Price of the common stock is determined prior to any applicable Acquisition Date or Redemption Date, holders bear the market risk with respect to the value of the common stock to be received from the date of determination of the Market Price to an Acquisition Date or Redemption Date.

     Upon determination of the actual number of shares of common stock in accordance with the above provisions, Nextel will publicly announce this determination and file a Current Report on Form 8-K with the Securities and Exchange Commission.

     Nextel's right to pay the redemption price or tender price, or a portion of that price, in common stock is subject to the satisfaction of various conditions, including:

     - the registration of resales of the common stock under the Securities Act of 1933, if required, assuming the holder is not an affiliate of Nextel; and

     - compliance with any other applicable federal and state securities laws.

     If these conditions are not satisfied by the applicable Acquisition Date or Redemption Date, Nextel will pay the tender price or redemption price on the Acquisition Date or Redemption Date entirely in cash, except as provided in " -- Change of Control". See "VIII. United States Federal Tax Consequences."

  K. CHANGE OF CONTROL

     A "Change of Control" will be deemed to have occurred at any time after the original issuance of the zero coupon convertible preferred stock if there will occur:

      1. the acquisition by any Person, as defined below, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of Nextel entitling that Person to exercise 50% or more of the total voting power of all shares of capital stock of Nextel entitled to vote generally in elections of directors, other than any acquisition by Nextel, any subsidiary of Nextel, or any employee benefit plan of Nextel; or

      2. any consolidation of Nextel with, or merger of Nextel into, any other Person, any merger of another Person into Nextel, or any sale or transfer of all or substantially all of the assets of Nextel to another Person, other than:

        a. any transaction:

             - that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of common stock, and

             - under which holders of common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock, or equivalent unit of ownership interest, entitled to vote generally in the election of directors or other equivalent governing body of the continuing or surviving Person immediately after the transaction; and

        b. any merger that is effected solely to change the jurisdiction of incorporation of Nextel and results in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock;

provided, however, that a Change of Control will not be deemed to have occurred if either:

     - the closing price per share of the common stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Change of Control or the public announcement of the Change of Control in the case of a Change of Control under clause 1 above, or ending immediately before the Change of Control in the case of a Change of Control under clause 2 above, will equal or exceed 105% of the effective conversion price in effect on each of those Trading Days; the effective conversion price is determined by dividing the Liquidation Preference on that Trading Day, by the Conversion Rate in effect on that Trading Day, or

     - all of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Change of Control consists of common stock or equivalent securities traded on a national or regional securities exchange or quoted on the Nasdaq National Market and as a result of the transaction or transactions the zero coupon convertible preferred stock becomes convertible solely into common stock or equivalent securities.

     "Beneficial ownership" will be determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934,

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government, governmental agency, political subdivision of any government or governmental agency, or any other entity.

     Within 30 days after the occurrence of a Change of Control, Nextel is obligated to give to all holders of zero coupon convertible preferred stock notice, as provided in the certificate of designations, of the occurrence of the Change of Control and of the special conversion right or the special tender right arising as a result of the Change of Control, as described below. The notice of the Change of Control will be sufficiently given to holders if it is in writing and mailed, first class postage prepaid, to each holder at its address as it appears on the books of the transfer agent. Nextel must also deliver a copy of the notice of the Change of Control to the transfer agent.

     If:

     - a Change of Control occurs before December 23, 2005 or any earlier refinancing of, or termination of the covenants with respect to, Nextel's 9 3/4% Senior Redeemable Discount Notes Due 2004 or Nextel's 10 1/4% Senior Redeemable Discount Notes Due 2005 or Nextel's 10 1/8% Senior Redeemable Discount Notes Due 2004 (collectively, the "Old Senior Notes"), and

     - an offer to acquire all outstanding shares of zero coupon convertible preferred stock for cash on a date (the "Acquisition Date") that is not more than 45 days after the date of the Change of Control at a tender price equal to the Liquidation Preference of the zero coupon convertible preferred stock on the Acquisition Date is not made or all shares of zero coupon convertible preferred stock validly tendered and not withdrawn on the Acquisition Date are not acquired in that offer, then Nextel will give to each holder, in the same manner as the notice of the Change of Control, on or prior to the 45th day indicated above, a notice that will state that the Conversion Rate of the zero coupon convertible preferred stock will be adjusted on the date (the "Special Conversion Adjustment Date") that is 15 Trading Days after the date of the notice of the conversion adjustment, as follows:

     - if, in connection with a transaction described in clause 2 of the definition of a Change of Control, and after giving effect to any applicable adjustment to the Conversion Rate as described under " -- Conversion," the zero coupon convertible preferred stock would be convertible into cash, the Conversion Rate will be adjusted so that each share of zero coupon convertible preferred stock then outstanding will be convertible into the number of shares of common stock as will be equal to the Liquidation Preference of the zero coupon convertible preferred stock on the Special Conversion Adjustment Date divided by the amount of cash that would have been payable per share of common stock in the transaction, so that each share of zero coupon convertible preferred stock will be convertible into the amount of cash equal to its Liquidation Preference on the Special Conversion Adjustment Date;

     - if, following the Change of Control, and after giving effect to any applicable adjustment to the Conversion Rate as described under " -- Conversion," the zero coupon convertible preferred stock is convertible into common stock that is traded on a United States national or regional stock exchange or quoted on the Nasdaq National Market and either a shelf registration statement with respect to resales of the common stock is effective and available or the common stock is otherwise freely tradeable, assuming the holder is not an affiliate of Nextel, without registration under the Securities Act of 1933, then the Conversion Rate will be adjusted so that each share of zero coupon convertible preferred stock then outstanding will be convertible into the number of shares of common stock as will be equal to the Liquidation Preference of the zero coupon convertible preferred stock on the Special Conversion Adjustment Date divided by the Reference Price, as defined below, of the common stock; or

     - if, following the Change of Control, and after giving effect to any applicable adjustment to the Conversion Rate as described under " -- Conversion," the zero coupon convertible preferred stock is convertible into:

      1. common stock that is not traded on a United States national or regional stock exchange or quoted on the Nasdaq National Market or a shelf registration statement with respect to resales of the common stock is not effective and available or the common stock is not otherwise freely tradeable without registration under the Securities Act of 1933, other than as a result of the holder being an affiliate of Nextel, or

      2. property other than cash or common stock,

      then the Conversion Rate will be adjusted so that each share of zero coupon convertible preferred stock then outstanding will be convertible into the number of shares of common stock as will be equal to the Liquidation Preference of the zero coupon convertible preferred stock on the Special Conversion Adjustment Date divided by the Discounted Reference Price, as defined below, of the common stock.

     Notwithstanding the above, the special conversion adjustment will not be made if it would result in a lower Conversion Rate.

     The "Reference Price" means the average of the Sale Prices of the common stock for the ten Trading Day period ending on the third Business Day prior to the applicable Special Conversion Adjustment Date if the third Business Day prior to the applicable Special Conversion Adjustment Date is a Trading Day, or if that day is not a Trading Day, then on the last Trading Day prior to that third Business Day. The Reference Price will be adjusted to take into account the occurrence during the period of specified events that would result in an adjustment of the Conversion Rate under the certificate of designations with respect to the common stock.

     The "Discounted Reference Price" means 80% of the average of the Sale Prices of the common stock for:

     - if the zero coupon convertible preferred stock is convertible into common stock that is traded on a United States national or regional stock exchange or quoted on the Nasdaq National Market but a shelf registration statement with respect to resales of the common stock is not effective and available and the common stock is not otherwise freely tradeable, assuming the holder is not an affiliate of Nextel, without registration under the Securities Act of 1933, the ten Trading Day period ending on the third Business Day prior to the applicable Special Conversion Adjustment Date if the third Business Day prior to the applicable Special Conversion Adjustment Date is a Trading Day, or if that day is not a Trading Day, then on the last Trading Day prior to that third Business Day, and

     - if the zero coupon convertible preferred stock is convertible into common stock that is not traded on a United States national or regional stock exchange or quoted on the Nasdaq National Market, the most recent ten Trading Day period prior to the Special Conversion Adjustment Date for which Sales Prices are available.

     The Discounted Reference Price will be adjusted to take into account the occurrence during the period of specified events that would result in an adjustment of the Conversion Rate under the certificate of designations with respect to the common stock.

     To exercise the special conversion rights, a holder must comply with the provisions described under "-- Conversion" on or before the 30th day after the Special Conversion Adjustment Date, which is referred to as the "Special Conversion Expiration Date". If the special conversion rights are not exercised on or prior to the Special Conversion Expiration Date, the Conversion Rate of the zero coupon convertible preferred stock remaining outstanding will be adjusted immediately following the Special Conversion Expiration Date to the Conversion Rate in effect immediately prior to the Special Conversion Adjustment Date, giving effect to any adjustment to the Conversion Rate as described under " -- Conversion" as a result of events occurring after the date of the Change of Control.

     If a Change of Control occurs on or after December 23, 2005 or any earlier refinancing of, or termination of the covenants with respect to, the Old Senior Notes, a holder will have the right, at the holder's option, to require Nextel to acquire any or all of that holder's zero coupon convertible preferred stock, on the date (the "Acquisition Date") that is 45 days after the date of the notice of the Change of Control given by Nextel, at a tender price equal to the Liquidation Preference on the Acquisition Date. Nextel may, at its option, instead of paying the tender price in cash, pay all or part of the tender price in common stock or in a combination of cash and common stock. See "-- Payments in Common Stock."

     To exercise the special tender right, a holder must deliver, on or before the 30th day after the date of Nextel's notice of a Change of Control, a written notice to the transfer agent of the holder's exercise of this right, together with the zero coupon convertible preferred stock certificates with respect to which the right is being exercised. Any notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Acquisition Date. The notice of withdrawal will state the number of shares of zero coupon convertible preferred stock and the certificate numbers of the zero coupon convertible preferred stock certificates as to which the withdrawal notice relates and the number of any shares that remain subject to the holder's notice.

     Upon determination of the adjusted Conversion Rate or actual number of shares of common stock to be paid instead of cash in accordance with the above provisions, Nextel will publicly announce this determination and file a Current Report on Form 8-K with the Securities and Exchange Commission.

     If the transfer agent holds, in accordance with the terms of the certificate of designations, money or securities sufficient to pay the tender price on the Business Day following the Acquisition Date, then, on and after that date, the shares of zero coupon convertible preferred stock will cease to be outstanding and the Liquidation Preference on those shares will cease to accrete whether or not book-entry transfer of the zero coupon convertible preferred stock is made or the zero coupon convertible preferred stock is delivered to the transfer agent. All other rights of the holder will terminate, other than the right to receive the tender price upon delivery of the zero coupon convertible preferred stock certificate.

     Nextel will comply with the provisions of Rule 13e-4 of the Securities and Exchange Act of 1934 and any other tender offer rules under that act which may then be applicable in connection with the special tender rights of holders of the zero coupon convertible preferred stock in the event of a Change of Control.

     For a discussion of the tax treatment of a holder receiving cash or common stock due to its election to tender its zero coupon convertible preferred stock to Nextel on an Acquisition Date, see "VIII. United States Federal Tax Consequences."

     The special conversion and special tender rights of the holders of zero coupon convertible preferred stock that arise upon the occurrence of a Change of Control could discourage a potential acquiror of Nextel.

     The term "Change of Control" is limited to specified transactions and may not include other events that might adversely affect the financial condition of Nextel, nor would special conversion rights or the requirement that Nextel offer to acquire the zero coupon convertible preferred stock upon a Change of Control necessarily afford the holders of zero coupon convertible preferred stock protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Nextel.

  L. CONVERSION OR TENDER AT THE OPTION OF THE HOLDER

     On December 23, 2005 and December 23, 2008, each of which is referred to as an "Acquisition Date," Nextel will become obligated to acquire, at the option of the holder, any outstanding shares of zero coupon convertible preferred stock for which a written notice has been delivered by the holder to the office of the transfer agent at any time from the opening of business on the date that is 20 Business Days prior to an Acquisition Date until the close of business on that Acquisition Date and for which the notice has not been withdrawn, subject to some additional conditions.

     The notice must state the following:

     - the certificate numbers of the shares of zero coupon convertible preferred stock to be delivered for acquisition by Nextel;

     - the number of shares of zero coupon convertible preferred stock to be acquired;

     - that the zero coupon convertible preferred stock is to be acquired by Nextel under the applicable provisions of the certificate of designations; and

     - if Nextel elects to pay all or part of the tender price to be paid as of the Acquisition Date in common stock, but the tender price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of all or part of the tender price in common stock are not satisfied by the Acquisition Date, whether the holder elects:

      1. to withdraw the notice as to some or all of the zero coupon convertible preferred stock to which the notice relates, stating the certificate numbers of the shares of zero coupon convertible preferred stock as to which the withdrawal will relate, or

      2. to receive cash in respect of the entire tender price for all shares of zero coupon convertible preferred stock subject to the notice.

     If the holder fails to indicate in the notice and in any written notice of withdrawal relating to that notice the holder's choice with respect to the election described in the last bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire tender price for all shares of zero coupon convertible preferred stock subject to the notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash or common stock under its election to tender its zero coupon convertible preferred stock to Nextel on an Acquisition Date, see "VIII. United States Federal Tax Consequences."

     Any notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Acquisition Date. The notice of withdrawal will state the certificate numbers of the shares of zero coupon convertible preferred stock as to which the withdrawal notice relates and the number of shares, if any, which remain subject to the notice.

     The tender price payable in respect of a share of zero coupon convertible preferred stock will be equal to the Liquidation Preference on the Acquisition Date. Nextel may, at its option, instead of paying the tender price in cash, pay all or part of the tender price in common stock or in a combination of cash and common stock. See "-- Payments in Common Stock".

     Payment of the tender price for zero coupon convertible preferred stock for which a notice has been delivered by a holder and not withdrawn is conditioned upon book-entry transfer or delivery of the zero coupon convertible preferred stock, together with necessary endorsements, to the transfer agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for this purpose, at any time, whether before, on or after the Acquisition Date, after delivery of the holder's notice. Payment of the tender price will be made promptly following the later of the Acquisition Date or the time of book-entry transfer or delivery of the zero coupon convertible preferred stock. If the transfer agent holds, in accordance with the terms of the certificate of designations, money or securities sufficient to pay the tender price of the zero coupon convertible preferred stock on the Business Day following the Acquisition Date, then, on and after that date, the zero coupon convertible preferred stock will cease to be outstanding and the Liquidation Preference on that zero coupon convertible preferred stock will cease to accrete whether or not book-entry transfer of the zero coupon convertible preferred stock is made or the zero coupon convertible preferred stock is delivered to the transfer agent and all other rights of the holder will terminate, other than the right to receive the tender price upon delivery of the zero coupon convertible preferred stock.

     Nextel will comply with the provisions of Rule 13e-4 of the Securities Exchange Act of 1934 and any other tender offer rules under that act which may then be applicable and will file a Schedule 13E-4 or any other schedule required in connection with any offer by Nextel to acquire zero coupon convertible preferred stock at the option of holders under the above-described provisions of the certificate of designations.

     If Nextel becomes obligated to purchase any outstanding shares of zero coupon convertible preferred stock on an Acquisition Date, Nextel cannot make assurances that it would have sufficient funds to pay, or if it had sufficient funds would elect to pay, in cash for all the zero coupon convertible preferred stock tendered by the holders. In either case, Nextel could be required to issue shares of common stock to pay the tender price at valuations based on then prevailing market prices. See "II.B. Risk Factors -- Risk Factors Relating to the Zero Coupon Convertible Preferred Stock -- Nextel May Be Unable to Redeem or Otherwise Acquire for Cash the Zero Coupon Convertible Preferred Stock".

  M. LIQUIDATION RIGHTS

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Nextel after payment in full of the Liquidation Preference and any accrued and unpaid dividends on any Senior Securities, each holder of shares of zero coupon convertible preferred stock will be entitled, on an equal basis with the holders of any outstanding Parity Securities, to payment out of the assets of Nextel available for distribution of an amount equal to the Liquidation Preference of the zero coupon convertible preferred stock held by the holder, plus any Liquidated Damages as defined below, to the date fixed for liquidation, dissolution, or winding up before any distribution is made on any Junior Securities, including, without limitation, the common stock. After payment in full of the Liquidation Preference and all Liquidated Damages, if any, to which holders of zero coupon convertible preferred stock are entitled, holders of zero coupon convertible preferred stock will not be entitled to any further participation in any distribution of assets of Nextel. However, neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities, or other consideration, of all or substantially all of the property or assets of Nextel, nor the consolidation or merger of Nextel with or into one or more corporations, will be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of Nextel, unless that sale, conveyance, exchange, transfer, consolidation, or merger will be in connection with a liquidation, dissolution or winding up of the business of Nextel or reduction or decrease in capital stock.

     The term "Liquidated Damages" refers to accrual of an amount equal to:

     - 0.5% of the Liquidation Preference in respect of each share of zero coupon convertible preferred stock, and

     - 0.5% of the Liquidation Preference of the preferred stock divided by the Conversion Rate for each share of Nextel common stock issued upon conversion of the zero coupon convertible preferred stock payable to the holders of the zero coupon convertible preferred stock outstanding at the date of this prospectus in the event that this prospectus does not remain available for resales of any shares held by those persons for specified times.

     Persons who purchase shares offered by this prospectus will not be entitled to Liquidated Damages.

     Although the Liquidation Preference will be substantially in excess of the par value of the shares of the zero coupon convertible preferred stock, the certificate of designations will not contain any provision requiring funds to be set aside to protect the Liquidation Preference of the zero coupon convertible preferred stock.

  N. REPORTS

     The certificate of designations provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission, so long as any shares of zero coupon convertible preferred stock are outstanding, Nextel will furnish to holders of those shares:

     - all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if Nextel were required to file those forms, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report by Nextel's certified independent accountants, and

     - all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if Nextel were required to file those reports.

     In the event Nextel has filed any of those reports with the Securities and Exchange Commission, it will not be obligated to separately furnish those reports to any holder unless and until the holder requests a copy of the report. In addition, whether or not required by the rules and regulations of the Securities and Exchange Commission, Nextel will file a copy of all the above described information and reports with the Securities and Exchange Commission for public availability, unless the Securities and Exchange Commission will not accept these filings, and make this information available to securities analysts and prospective investors upon request.

  O. TRANSFER AND EXCHANGE

     A holder may transfer or exchange the zero coupon convertible preferred stock in accordance with the certificate of designations if the requirements of the transfer agent for the transfer or exchange are met. Transfers of the zero coupon convertible preferred stock and common stock are subject to specified restrictions, including specified restrictions on ownership of the zero coupon convertible preferred stock by holders who do not qualify as U.S. Holders after the E&P Notice Date. The transfer agent may require a holder to, among other things, furnish appropriate endorsements and transfer documents, and Nextel may require a holder to pay any taxes and fees required by law or permitted by the certificate of designations.

  P. AMENDMENT, SUPPLEMENT AND WAIVER

     Nextel may amend the certificate of designations with the consent of the holders of a majority of the zero coupon convertible preferred stock then outstanding, including consents obtained in connection with a tender offer or exchange offer for the zero coupon convertible preferred stock, and any past default or failure to comply with any provisions of the certificate of designations may also be waived with the consent of the holders. Without the consent of the holders of at least 66 2/3% of the then outstanding shares of zero coupon convertible preferred stock, an amendment or waiver may not, with respect to any shares of the zero coupon convertible preferred stock held by a non-consenting holder:

     - alter the voting rights with respect to the zero coupon convertible preferred stock or reduce the number of shares of the zero coupon convertible preferred stock whose holders must consent to an amendment, supplement or waiver;

     - reduce the amount of or rate of accretion of the Liquidation Preference of any share of the zero coupon convertible preferred stock or adversely alter the provisions with respect to the redemption of the zero coupon convertible preferred stock;

     - waive a default in the payment of any Liquidated Damages on the zero coupon convertible preferred stock;

     - make any change that adversely affects the right to convert the zero coupon convertible preferred stock or the right to require Nextel to purchase the zero coupon convertible preferred stock;

     - make any share of the zero coupon convertible preferred stock payable in currency other than United States dollars;

     - make any change in the provisions of the certificate of designations relating to waivers of the rights of holders of the zero coupon convertible preferred stock to receive the Liquidation Preference or any Liquidated Damages on the zero coupon convertible preferred stock; or

     - make any change in the above amendment and waiver provisions.

     Without the consent of any holder of the zero coupon convertible preferred stock and to the extent permitted by Delaware law, Nextel may, regardless of the above provisions, amend or supplement the certificate of designations to:

     - cure any ambiguity, defect or inconsistency;

     - provide for uncertificated shares of the zero coupon convertible preferred stock in addition to or in place of certificated shares of the zero coupon convertible preferred stock;

     - make any change that would provide any additional rights or benefits to the holders of the zero coupon convertible preferred stock; or

     - make any change that Nextel's board of directors determines, in good faith, is not materially adverse to holders of the zero coupon convertible preferred stock.

  Q. REISSUANCE

     Shares of the zero coupon convertible preferred stock redeemed for or converted into common stock or otherwise acquired by Nextel will assume the status of authorized but unissued convertible preferred stock and may be reissued after Nextel's acquisition in the same manner as the other authorized but unissued convertible preferred stock, but not as the zero coupon convertible preferred stock.

VI. TERMS OF EXISTING NEXTEL PREFERRED STOCK

  A. GENERAL

     Under the terms of the Securities Purchase Agreement dated as of April 4, 1995, as amended, among Nextel, Digital Radio L.L.C. and Craig O. McCaw (the "McCaw Securities Purchase Agreement"), Nextel issued to Digital Radio L.L.C. about 8.2 million shares of Class A Preferred Stock (of which about 7.9 million were outstanding on March 31, 1999), each with a stated value of $36.75 per share, which shares are convertible into an equal number of shares of Class C Preferred Stock (those shares of Class A Preferred Stock and any shares of Class C Preferred Stock issued upon conversion being convertible into about 23.7 million shares of Common Stock in the aggregate), and 82 shares of Class B Preferred Stock, convertible into an equal number of shares of common stock. In addition, Nextel has issued shares of the Series D Preferred Stock and the Series E Preferred Stock. Some of the significant terms of each class of preferred stock are summarized below.

  B. CLASS A PREFERRED STOCK

     The Class A Preferred Stock is the primary mechanism for providing Digital Radio L.L.C. with the economic benefits and corporate governance rights contemplated by the McCaw Securities Purchase Agreement. Holders of Class A Preferred Stock, voting separately as a class, are entitled to elect three members of the board of directors or, if greater than three, the number of directors, rounded up to the nearest whole number, equal to 25% of the entire board of directors (the "Class A Directors"), subject to the termination of these rights if Digital Radio L.L.C.'s equity interest in Nextel falls below specified levels. For so long as the operations committee of Nextel's board of directors is in existence, Digital Radio L.L.C. is entitled to have a majority of the members of the operations committee represented by Class A Directors or directors designated by Digital Radio L.L.C. under the terms of the Class B Preferred Stock or the McCaw Securities Purchase Agreement. With respect to matters other than the election of directors, shares of Class A Preferred Stock vote together as a class with shares of common stock and each share of Class A Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which that share is convertible.

     The operations committee consists of five members, three of whom are entitled to be selected from among Digital Radio L.L.C.'s representatives on the board of directors, as described above. The operations committee has the authority to formulate key aspects of Nextel's business strategy, including decisions relating to the technology used by Nextel, subject to existing equipment purchase agreements; acquisitions; the creation and approval of operating and capital budgets and marketing and strategic plans; approval of financing plans; endorsement of nominees to the board of directors; and nomination and oversight of specified executive officers. The board of directors, by a majority vote, may override actions taken or proposed by the operations committee, although doing so would give rise to a $25.0 million liquidated damages payment to Digital Radio L.L.C.; the commencement of accrual of a 12% dividend payable on the stated value of all outstanding shares of Class A Preferred Stock, with an aggregate stated value of about $290.5 million; and the immediate vesting of the options to purchase 1,000,000 shares granted to an affiliate of Digital Radio L.L.C.. However, the board of directors, by a defined super-majority vote, retains the power to override actions taken or proposed by the operations committee without triggering these consequences. In addition, the board of directors also may act to terminate the operations committee, although this action by the board of directors would, in specified circumstances, result in the obligation to make the $25.0 million liquidated damages payment, and result in the commencement of the 12% dividend accrual and the accelerated vesting of the related options. The McCaw Securities Purchase Agreement, the certificate of incorporation, and the Nextel by-laws also delineate a number of circumstances, chiefly involving or resulting from specified events with respect to Digital Radio L.L.C. or Mr. McCaw, in which the operations committee could be terminated but the liquidated damages payment, dividend accrual and vesting of options would not be required. Except for the accrual of the 12% dividend in the circumstances described above, shares of Class A Preferred Stock are entitled to dividends only to the extent declared or paid with respect to common stock, in amounts equal to the amounts that would be received had the Class A Preferred Stock been converted into common stock. Upon liquidation, dissolution or winding up of Nextel, the holders of Class A Preferred Stock are entitled to receive a liquidation preference equal to the stated value of the Class A Preferred Stock plus any accrued but unpaid dividends.

     Each share of Class A Preferred Stock is convertible at the election of the holder into three shares of common stock, subject to specified adjustments. Upon the occurrence of specified events, the shares of Class A Preferred Stock are automatically converted into shares of common stock. In addition, shares of Class A Preferred Stock are automatically converted into shares of Class C Preferred Stock on a one-for-one basis upon the occurrence of specified events, including the reduction of Digital Radio L.L.C.'s ownership interest below specified levels and foreclosure by a secured party upon shares of Class A Preferred Stock pledged to that secured party. Shares of Class A Preferred Stock are also redeemable at Nextel's option upon the occurrence of specified events constituting a change in control, as defined in the terms of the certificate of incorporation, at a redemption price equal to the stated value of the Class A Preferred Stock plus the amount of any accrued or declared but unpaid dividends on the Class A Preferred Stock.

  C. CLASS B PREFERRED STOCK

     The purpose of the Class B Preferred Stock is to provide a protection for Digital Radio L.L.C.'s right to proportionate representation on the board of directors, to the extent not provided by Digital Radio L.L.C.'s ownership of Class A Preferred Stock, and to establish a mechanism for the payment of the $25.0 million liquidated damages payment contemplated by the McCaw Securities Purchase Agreement in the event that the board of directors takes specified actions with respect to the operations committee that give rise to this payment. Shares of Class B Preferred Stock are automatically converted on a one-for-one basis to shares of common stock if Digital Radio L.L.C.'s equity interest in Nextel falls below specified levels or if specified transfers of Class B Preferred Stock occur.

  D. CLASS C PREFERRED STOCK

     The purpose of the Class C Preferred Stock is to protect the economic attributes of the Class A Preferred Stock in the event that specified events resulting in the termination of the corporate governance rights associated with the Class A Preferred Stock occur. The terms of the Class C Preferred Stock are substantially the same as the terms of the Class A Preferred Stock except that holders of Class C Preferred Stock have no special voting rights in the election of directors, including the appointment of directors to the operations committee, and are not entitled to the 12% dividend in the circumstances in which shares of Class A Preferred Stock would be entitled to that dividend.

  E. SERIES D PREFERRED STOCK

     The Series D Preferred Stock ranks equally with the Class A Preferred Stock, the Class B Preferred Stock, the Class C Preferred Stock and the Series E Preferred Stock in all respects except two. First, the Series D Preferred Stock is junior with respect to dividend accruals and payments on the Class A Preferred Stock. Second, the Series D Preferred Stock is junior with respect to the $25.0 million cash payment on the Class B Preferred Stock. The circumstances under which these payments must be made are described above and are required to be made upon specific occurrences. Dividends on the Series D Preferred Stock are cumulative at 13% per annum and are payable quarterly in cash or, on or before July 15, 2002, at the sole option of Nextel, in additional shares of Series D Preferred Stock. The Series D Preferred Stock is mandatorily redeemable on July 15, 2009. It may be redeemed at specified prices in whole or in part at Nextel's option after December 15, 2005 and, in specified circumstances, after July 15, 2002. The Series D Preferred Stock is also exchangeable, in whole but not in part, at Nextel's option at any time after December 15, 2005, and sooner in some circumstances, into exchange debentures.

  F. SERIES E PREFERRED STOCK

     The Series E Preferred Stock ranks equally with the Class A Preferred Stock, the Class B Preferred Stock, the Class C Preferred Stock and the Class D Preferred Stock in all respects except two. First, the Series E Preferred Stock is junior with respect to dividend accruals and payments on the Class A Preferred Stock. Second, the Series E Preferred Stock is junior with respect to the $25.0 million cash payment on the Class B Preferred Stock. The circumstances under which these payments must be made are described above and are required to be made upon specific occurrences. Dividends on the Series E Preferred Stock are cumulative at 11.125% per annum and are payable quarterly in cash or in additional shares of Series E Preferred Stock on or before February 15, 2003, at Nextel's sole option. The Series E Preferred Stock is mandatorily redeemable on February 15, 2010. It may be redeemed at specified prices in whole or in part at Nextel's option after December 15, 2005 and, in specified circumstances, after February 15, 2003. The Series E Preferred Stock is also exchangeable, in whole but not in part, at Nextel's option at any time after December 15, 2005, and sooner in some circumstances, into exchange debentures.

VII. DILUTION

     The following table provides information concerning net tangible book value and proforma dilution as of March 31, 1999. The net tangible book value deficit of the common stock as of March 31, 1999 was about $5.3 billion or $16.63 per share. Net tangible book value deficit per share represents the amount of Nextel's stockholders' equity, less intangible assets, divided by about 316,121,500 shares of common stock outstanding on March 31, 1999, after giving effect to the conversion of the outstanding shares of Nextel's non-voting common stock, the Class A Preferred Stock and the Class B Preferred Stock.

     For purposes of the following table, net tangible book value dilution per share represents the difference between $26.03375, which is the initial conversion price of the zero coupon convertible preferred stock, and the net tangible book value deficit per share of common stock as of March 31, 1999. After giving effect to the conversion of the zero coupon convertible preferred stock and assuming conversion of all of the zero coupon convertible preferred stock and taking into account the expenses to Nextel, the net tangible book value deficit per share of Nextel as of March 31, 1999 would have been $15.86. The following table illustrates this pro forma per share dilution:

Initial conversion price of the zero coupon convertible
preferred stock...............................................   $  26.03
  Net tangible book value deficit per share before
     conversion.....................................  $ (16.63)
  Increase per share attributable to conversion of
     the zero coupon convertible preferred stock....  $   0.77
                                                      --------
Pro forma net tangible book value deficit per share after
  conversion of the zero coupon convertible preferred stock...   $ (15.86)
                                                                 --------
Dilution of net tangible book value per share to holders of
  the zero coupon convertible preferred stock.................   $  41.89
                                                                 ========

VIII. UNITED STATES FEDERAL TAX CONSEQUENCES

     In the opinion of Jones, Day, Reavis & Pogue, the following are the material United States federal income tax consequences of the purchase, ownership and disposition of zero coupon convertible preferred stock. This discussion is based on the Internal Revenue Code of 1986, as amended to the date of this prospectus, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations. Changes to any of these sources subsequent to the date hereof may affect the tax consequences described, possibly with retroactive effect. No ruling has been or will be sought from the United States Internal Revenue Service with respect to the United States federal income tax consequences of purchase, ownership or disposition of the zero coupon convertible preferred stock, and there is no guarantee that the Internal Revenue Service will agree with the statements contained in this section. This discussion refers only to zero coupon convertible preferred stock held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. It does not discuss all of the tax consequences that may be relevant to a holder of the zero coupon convertible preferred stock in light of its particular circumstances or to holders subject to special rules, such as specified financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, persons holding zero coupon convertible preferred stock as part of a hedging or conversion transaction or as part of a straddle or holders whose functional currency is not the United States dollar. Persons considering the purchase of zero coupon convertible preferred stock should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used throughout this prospectus, the term U.S. holder means a beneficial owner of zero coupon convertible preferred stock that is, for United States federal income tax purposes, any of the following:

     - a citizen or individual resident of the United States;

     - a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any state of the United States;

     - an estate the income of which is subject to United States federal income taxation regardless of its source;

     - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, including specified trusts in existence on August 20, 1996 and treated as United States persons prior to that date and that timely elected to continue to be treated as United States persons; or

     - a partnership that is created or organized in or under the laws of the United States or of any state within the United States.

     The term non-U.S. holder means any holder that is not a U.S. holder.

  A. GENERAL

  DEEMED DISTRIBUTIONS OF REDEMPTION PREMIUM

     Because the prices at which the zero coupon convertible preferred stock may be redeemed or acquired by Nextel exceeds the issue price, the first price at which a substantial amount of the zero coupon convertible preferred stock was sold to the public for cash, by more than a de minimis amount, the excess of any redemption or acquisition price over the issue price, the redemption premium, will be treated by Nextel as a series of constructive distributions of property with respect to the zero coupon convertible preferred stock. These constructive distributions of property should be taxable to holders periodically over the term of the zero coupon convertible preferred stock as dividends to the extent of Nextel's current and accumulated earnings and profits, as determined under United States federal income tax principles, under a constant interest rate method, as described below, at the time of each constructive distribution. However, Nextel's management believes that Nextel does not have any current or accumulated earnings and profits and is unlikely to have them in the near future. Until the time at which Nextel has earnings and profits, holders should not be required to report any income from their investment in the zero coupon convertible preferred stock.

     The zero coupon convertible preferred stock is subject to:

     - mandatory redemption on December 23, 2013;

     - optional redemption after December 23, 2005; and

     - purchase by Nextel at the option of the holder on December 23, 2005 and December 23, 2008.

     The rules providing for the treatment of any redemption premium on preferred stock provide that if stock may be redeemed at more than one time, the redemption premium is to be calculated based on the redemption that is, among the possible alternatives, most likely to occur. However, because:

     - each of the above redemptions is for an amount equal to the Liquidation Preference of the zero coupon convertible preferred stock, which accretes on a constant yield to maturity basis; and

     - because any redemption premium is required to be accrued by holders on the same basis, as described below,

the amount of redemption premium accruing to holders in each taxable year generally should be the same irrespective of when the zero coupon convertible preferred stock is redeemed.

     For federal income tax purposes, the dollar value of the redemption premium is treated as a series of constructive distributions of property that accrue to holders under a constant interest rate method similar to that applicable to original issue discount. Under this method, holders will be treated as receiving distributions that increase in amount in successive accrual periods. The amount deemed distributed during the tax year is the sum of the daily portions of redemption premium with respect to the zero coupon convertible preferred stock for each day during the taxable year or portion of the year on which the holder holds the zero coupon convertible preferred stock. The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the distribution allocable to that accrual period. Accrual periods of a holder may be of any length selected by the holder and may vary in length as long as no accrual period is longer than one year. The amount allocable to an accrual period is the product of the zero coupon convertible preferred stock's "adjusted issue price" at the beginning of the accrual period and the zero coupon convertible preferred stock's "yield to maturity," as determined under the Treasury Regulations. The "adjusted issue price" is the issue price of the zero coupon convertible preferred stock, increased by the amount deemed distributed in prior accrual periods.

     Nextel's management believes that Nextel does not have any current or accumulated earnings and profits and is unlikely to have current or accumulated earnings and profits in the near future. The amount of Nextel's earnings and profits in any given tax year will depend upon the financial performance of Nextel. However, to the extent that Nextel has current or accumulated earnings and profits for any taxable year in which a constructive distribution attributable to redemption premium is deemed made, the amount of the constructive distribution for that year would, to the extent of the current or accumulated earnings and profits allocable to the zero coupon convertible preferred stock, be treated as a dividend to the holder and would be taxable currently to the holder whether or not the holder received any actual cash distribution, increasing the holder's adjusted tax basis in its zero coupon convertible preferred stock by the amount of the distribution treated as a dividend. To the extent that all or a portion of the amount of a constructive distribution exceeds Nextel's current or accumulated earnings and profits for a taxable year allocable to the zero coupon convertible preferred stock, a holder will not recognize income to the extent of that excess. Rather, the excess would be treated as a return of capital to the holder to the extent of the holder's adjusted tax basis in the zero coupon convertible preferred stock. The holder would:

     - reduce its adjusted tax basis in the zero coupon convertible preferred stock by the amount of the excess, under rules generally applicable to corporate distributions; and

     - increase its adjusted tax basis in the zero coupon convertible preferred stock by the amount of the excess to reflect the notional receipt of additional zero coupon convertible preferred stock, under Section 305(c) of the Internal Revenue Code.

These adjustments should result in no net effect on a holder's adjusted tax basis in its zero coupon convertible preferred stock.

     Nextel's determination of the manner in which the redemption premium on the zero coupon convertible preferred stock accrues is binding on each holder that does not explicitly disclose with its federal income tax return that its determinations with respect to the amount and manner of accrual of the redemption premium differ from Nextel's determinations.

  ADJUSTMENTS TO CONVERSION RATE

     Adjustments to the Conversion Rate of the zero coupon convertible preferred stock may result in a taxable distribution to a holder under Section 305 of the Internal Revenue Code if the change has the effect of increasing the holder's proportionate interest in the earnings and profits or assets of Nextel. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, an adjustment to the Conversion Rate resulting from a Change of Control, as well as other adjustments considered to compensate for taxable cash or property distributions to other stockholders, could result in a taxable deemed distribution to holders.

  B. U.S. HOLDERS

  DIVIDENDS

     Constructive distributions treated as dividends, such as those attributable to earnings and profits properly allocable to the zero coupon convertible preferred stock, will be taxable to U.S. Holders as ordinary dividend income at the time these constructive distributions are deemed made.

  DIVIDENDS RECEIVED DEDUCTION

     Constructive distributions of redemption premium with respect to the zero coupon convertible preferred stock will not be eligible for the dividends received deduction unless and until Nextel has current or accumulated earnings and profits. At that time, subject to specified exceptions and limitations, corporate U.S. holders may be entitled to a dividends received deduction equal to 70 percent of the amount of any constructive distribution of redemption premium on the zero coupon convertible preferred stock that is taxable as a dividend to holders, that is only to the extent that Nextel has sufficient current or accumulated earnings and profits. With respect to a constructive distribution of redemption premium that is treated as a dividend, corporate U.S. holders may be entitled to claim the dividends received deduction, but this deduction may be restricted, eliminated or offset by other tax rules that limit the availability of the dividends received deduction.

     The dividends received deduction is reduced for U.S. holders that have incurred indebtedness that is directly attributable to an investment in the zero coupon convertible preferred stock, as well as for U.S. holders that fail to meet specified holding period requirements. Under the holding period requirements, the U.S. holder must hold the zero coupon convertible preferred stock for more than 45 days during the 90 day period surrounding the ex-dividend date; this is the 90 days equal to the 45 days prior to the ex-dividend date and 44 days after the ex-dividend date. For these purposes, the holding period does not include any period during which the U.S. holder has diminished its risk of loss, including through holding "an option to sell . . . substantially identical stock or securities," or "by holding 1 or more positions with respect to substantially similar or related property." In the absence of authority directly on point, and while the matter is not free from doubt, the right of U.S. holders to demand payment by causing Nextel to purchase the zero coupon convertible preferred stock on December 23, 2005 and December 23, 2008 for its Liquidation Preference in cash or common stock, which type of payment is at Nextel's option, should not be considered to be an option or position diminishing a U.S. holder's risk of loss for purposes of this rule. Accordingly, these rights should not be considered to make the dividends received deduction unavailable. In the absence of controlling authority, however, there can be no assurance that the Internal Revenue Service would not take a contrary position and prevail.

     Further, if a dividend distribution either equals or exceeds five percent of the U.S. holder's adjusted tax basis in the zero coupon convertible preferred stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or exceeds 20 percent of the U.S. holder's adjusted tax basis in the zero coupon convertible preferred stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend, then the distribution may constitute an extraordinary dividend that requires the U.S. holder to reduce its adjusted tax basis in the zero coupon convertible preferred stock by the amount of the dividend excluded from income under the dividends received deduction provisions. In the event that Nextel does not have earnings and profits in earlier years so that a U.S. holder's basis has not increased significantly, a U.S. holder's annual accrual of redemption premium may constitute an extraordinary dividend to the holder in later years if and when Nextel has earnings and profits.

     The revenue provisions of the President's fiscal year 2000 budget proposal contain a proposal that would reduce the dividends received deduction for holders of stock that have incurred any indebtedness attributable to an investment in the stock, even if the indebtedness is only indirectly attributable to the investment. Further, this fiscal year 2000 budget proposal suggests that the dividends received deduction be eliminated with respect to dividends paid on certain "nonqualified preferred stock" (preferred stock that may be or must be redeemed by the issuer). It is not known at this time whether the revenue provisions of this fiscal year 2000 budget proposal will be enacted. U.S. holders are strongly encouraged to consult their own tax advisors concerning the effect of the above-described proposals, if the proposals become law, on their particular tax positions.

  SALE OR OTHER DISPOSITION OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK

     Except as described below, a U.S. holder generally will recognize capital gain or loss on the sale or other disposition of zero coupon convertible preferred stock in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the zero coupon convertible preferred stock. The U.S. holder's adjusted tax basis in zero coupon convertible preferred stock will be the cost of the stock, increased by any amounts of redemption premium constructively distributed and treated as a dividend while the holder held the zero coupon convertible preferred stock. The capital gain or loss will be long-term capital gain or loss if the U.S. holder held the zero coupon convertible preferred stock for more than one year at the time of disposition. Long-term capital gains recognized by noncorporate taxpayers are subject to tax at a maximum rate of 20 percent. The deductibility of capital losses is subject to limitations.

  REDEMPTION OF ZERO COUPON CONVERTIBLE PREFERRED STOCK

     A redemption or other purchase by Nextel of the zero coupon convertible preferred stock for cash will be treated, depending on the facts and circumstances of each U.S. holder, as a distribution on the zero coupon convertible preferred stock, or a taxable exchange of the zero coupon convertible preferred stock. A transaction of this type will be treated as a taxable exchange of the zero coupon convertible preferred stock if it results in either a complete termination of the U.S. holder's interest in Nextel or a "meaningful reduction," as determined under Section 302 of the Internal Revenue Code, of the U.S. holder's interest in Nextel. In determining whether a complete termination or meaningful reduction has occurred, the U.S. holder is deemed to own stock of Nextel that is owned by specified related persons or that is the subject of an option of the U.S. Holder or of a related person.

     If the redemption or other purchase does not result in a complete termination or meaningful reduction of the U.S. holder's interest in Nextel, it will be treated as a distribution on stock to a U.S. holder. The amount of the distribution will be the amount of the cash received by the U.S. holder. This distribution will be treated first as a dividend, to the extent of Nextel's current or accumulated earnings and profits, then, as a return of capital, to the extent of the basis in the holder's remaining stock of Nextel, and thereafter, as capital gain.

     To the extent that a redemption or other purchase is treated as an exchange of zero coupon convertible preferred stock, the U.S. holder will be treated in the same manner as if the U.S. holder had sold its zero coupon convertible preferred stock. See the above discussion in "-- Sale or Other Disposition of the Zero Coupon Convertible Preferred Stock."

     Upon redemption or other purchase by Nextel in exchange for common stock, a U.S. holder's exchange of zero coupon convertible preferred stock for common stock should be treated as occurring as a result of a recapitalization of Nextel. In this case, the U.S. holder should not recognize gain or loss at the time of the redemption. A U.S. holder's initial basis in the common stock received should equal the U.S. holder's basis in the zero coupon convertible preferred stock surrendered in exchange for the common stock, and the U.S. holder's holding period in the common stock received should include the U.S. holder's holding period in the exchanged zero coupon convertible preferred stock.

  CONVERSION OF ZERO COUPON CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK

     The conversion by a U.S. holder of its zero coupon convertible preferred stock into common stock should not give rise to the recognition of income, gain or loss at the time of the conversion, assuming that no cash is received at that time. Cash received instead of fractional shares of common stock will be treated as if the U.S. holder received the fractional share and exchanged it for cash; the excess, if any, of the cash received over the U.S. holder's adjusted tax basis attributable to the fractional share should be treated as capital gain. The U.S. holder will take an adjusted tax basis in the common stock equal to its adjusted tax basis in the zero coupon convertible preferred stock at the time of conversion. The U.S. holder's adjusted tax basis in the zero coupon convertible preferred stock would include any accruals of redemption premium taken into account by the holder, notwithstanding that the holder did not actually receive any redemption premium and forfeited its rights to any redemption premium by virtue of the conversion. Upon subsequent sale by the U.S. holder of the common stock received upon conversion, any excess of the adjusted tax basis of the common stock over the amount realized should be treated as a capital loss.

  C. PERSONS WHO DO NOT QUALIFY AS U.S. HOLDERS

  DEEMED DISTRIBUTIONS OF REDEMPTION PREMIUM

     In general, non-U.S. holders would be subject to United States income taxation on dividends, including constructive dividends, paid or deemed paid by Nextel on the zero coupon convertible preferred stock. With respect to non-U.S. holders that are not engaged in a United States trade or business, dividends, including constructive dividends, paid or deemed paid by Nextel to those holders would be subject to United States tax at a 30 percent rate, unless reduced by an applicable income tax treaty. This United States tax liability may be collected by withholding or, if not so collected, through the filing of a United States tax return and payment of United States tax by a non-U.S. holder. However, Nextel currently expects that those holders will not hold the zero coupon convertible preferred stock for any taxable year of Nextel with respect to which Nextel has current or accumulated earnings and profits. See also "V.H. Description of Zero Coupon Convertible Preferred Stock -- Mandatory Conversion," above. Therefore, it is not anticipated that non-U.S. holders would be liable for United States tax in respect of constructive distributions on the zero coupon convertible preferred stock.

     At present, Nextel does not have either current or accumulated earnings and profits as determined for United States tax purposes, and Nextel currently believes it is unlikely to have earnings and profits until after December 31, 2000. Moreover, since Nextel lacks earnings and profits and the zero coupon convertible preferred stock has deemed dividends, rather than actual distributions of cash or property, Nextel believes that it is reasonable to take the position that there is no obligation to withhold United States tax in respect of the zero coupon convertible preferred stock until that time. If a withholding agent collects United States tax from sales proceeds or otherwise on account of non-U.S. holder in respect of the zero coupon convertible preferred stock for a taxable year when Nextel has no earnings and profits, the holder may claim a refund of the excess withholding tax by filing a United States tax return. Nextel will upon request provide the information reasonably necessary to support the claim.

     Nextel's tax status as concerns current or accumulated earnings and profits or other matters that could have United States tax implications for non-U.S. holders may vary significantly based on developments or transactions affecting or involving Nextel, its assets and its liabilities. Other than specific periodic notice obligations, Nextel has no obligation to any non-U.S. holder to refrain from engaging in transactions or relationships that could have adverse United States tax implications for non-U.S. holders, or to avoid generating earnings and profits for United States tax purposes prior to January 1, 2001 or any other date.

  SALE, REDEMPTION OR OTHER DISPOSITION OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK

     Except as provided below, a non-U.S. holder generally will not be subject to United States federal income tax with respect to gain realized on the sale or other disposition of the zero coupon convertible preferred stock, unless:

     - the gain is effectively connected with a United States trade or business;

     - the non-U.S. holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and specified other requirements are met; or

     - the gain is attributable to accrued dividends constructively distributed on the zero coupon convertible preferred stock while owned by the non-U.S. holder if not previously subject to withholding of United States tax.

     If proceeds from the disposition of the zero coupon convertible preferred stock are effectively connected with a United States trade or business of the non-U.S. holder, or that holder is otherwise subject to United States federal income taxation on a net income basis, the holder generally will be subject to the rules described above under "U.S. Holders -- Sale or Other Disposition of the Zero Coupon Convertible Preferred Stock," subject to any modification provided under an applicable income tax treaty. The non-U.S. holder may also be subject to the United States branch profits tax if the holder is a corporation. To the extent that a redemption or other purchase by Nextel for cash is treated as a sale or exchange of zero coupon convertible preferred stock by a non-U.S. holder rather than as a distribution on stock, according to the rules stated above under "U.S. Holders -- Redemption of Zero Coupon Convertible Preferred Stock," the non-U.S. holder will be treated in the same manner as if that holder had sold its zero coupon convertible preferred stock. To the extent that a redemption or other purchase by Nextel is treated as a distribution on stock, the amount of cash received by non-U.S. holder should be treated first as a dividend to the extent of any earnings and profits of Nextel, then, as a return of capital to the extent of the basis in the non-U.S. holder's remaining stock of Nextel, and thereafter, as capital gain.

     Upon redemption or other purchase by Nextel in exchange for common stock, including a Mandatory Conversion, a non-U.S. holder's exchange of zero coupon convertible preferred stock for common stock should be treated as occurring due to a recapitalization of Nextel. In this case, a non-U.S. holder should not recognize gain or loss at the time of the redemption or other purchase, except that gain should be recognized to the extent of cash received by that holder instead of fractional shares in the manner described in "-- U.S. Holders -- Conversion of Zero Coupon Convertible Preferred Stock into Common Stock" above. A non-U.S. holder's initial basis in the common stock received should equal that holder's basis in the zero coupon convertible preferred stock surrendered in exchange for the common stock, increased by any gain recognized at the time of the redemption or other purchase, and the non-U.S. holder's holding period in the common stock received should include the non-U.S. holder's holding period in the zero coupon convertible preferred stock surrendered.

     If, contrary to Nextel's expectations, Nextel determines that it has earnings and profits allocable to the zero coupon convertible preferred stock during a taxable year of Nextel in which a non-U.S. holder held the zero coupon convertible preferred stock, Nextel or a withholding agent may withhold from the proceeds of a redemption by Nextel for cash or common stock in order to satisfy any resulting withholding tax liability.

  D. INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to specified payments of dividends and principal on, and to the proceeds of sales or redemptions of, zero coupon convertible preferred stock made to U.S. holders other than specified exempt recipients, such as corporations. A 31 percent backup withholding tax will apply to these payments if the U.S. holder fails to provide a taxpayer identification number or certification of exempt status, or otherwise fails to comply with Treasury Regulations on reporting. Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or a credit against the U.S. holder's United States federal income tax liability, assuming that the required information is furnished to the Internal Revenue Service by the U.S. holder.

     Backup withholding generally will not apply to payments made to a non-U.S. holder of zero coupon convertible preferred stock that provides the appropriate certification of foreign status. Payments by a United States office of a broker of the proceeds of a disposition of the zero coupon convertible preferred stock generally will not be subject to backup withholding if the non-U.S. holder certifies that it does not qualify as a U.S. holder under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of the disposition of the zero coupon convertible preferred stock by or through a foreign office of a United States broker or a foreign broker that is a related person, unless the non-U.S. holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption.

IX. PLAN OF DISTRIBUTION

     The securities being offered by this prospectus may be sold from time to time to purchasers directly by the selling stockholders listed in the table set forth in "IV. Selling Stockholders" or alternatively, through underwriters, broker-dealers or agents. These shares may be sold by the selling stockholders in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which these shares may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on an exchange or over-the-counter market; and

     - through the writing of options.

     In connection with sales of these shares, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell the securities short and deliver them to close out the short positions, or loan or pledge the securities to broker-dealers that in turn may sell them.

     The selling stockholders and any of their brokers, dealers or agents who participate in the distribution of the securities may be deemed to be "underwriters", and any profits on the sale of the securities by them and any discounts, commissions, or concessions received by any brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     To the best knowledge of Nextel, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the securities by the selling stockholders.

     At any time a particular offer of the securities is made, a revised prospectus or supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the seller stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than under this prospectus.

     Nextel has agreed to indemnify the selling stockholders against specified liabilities under the Securities Act of 1933 and to pay substantially all of the expenses incidental to the registration, offering and sale of the securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

X. LEGAL MATTERS

     Jones, Day, Reavis & Pogue, Atlanta, Georgia, will pass upon the validity of the securities offered by this prospectus.

XI. EXPERTS

     The consolidated financial statements and related financial statement schedules of Nextel that are incorporated into this prospectus by reference from Nextel's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

XII. WHERE YOU CAN GET MORE INFORMATION

  A. AVAILABLE INFORMATION

     Nextel files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference facilities maintained by the Commission at:

     - The Commission's Public Reference Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and

     - The Commission's regional offices at:

      - World Trade Center, 13th Floor, New York, New York 10048, and

      - Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Nextel's filings are also available on the Commission's Web site on the Internet at http://www.sec.gov.

     Nextel filed a registration statement with the Commission under the Securities Act of 1933 to register the zero coupon convertible preferred stock and underlying common stock that is offered under this prospectus. As allowed by the Commission's rules, this prospectus does not contain all of the information you can find in the registration statement and its exhibits. If Nextel filed any relevant contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

  B. INCORPORATION OF DOCUMENTS BY REFERENCE

     The Commission allows Nextel to "incorporate by reference" information into this prospectus. This means that Nextel can disclose information to you by referring you to another document filed by Nextel with the Commission. Nextel will make those documents available to you without charge upon your oral or written request. Requests for those documents should be directed to Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191,
Attention: Investor Relations, telephone: (703) 433-4000.

     This prospectus incorporates by reference the following documents:

     - Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999;

     - Current Reports on Form 8-K:

      - dated and filed with the Commission on February 24, 1999;

      - dated and filed with the Commission on April 1, 1999;

      - dated May 12, 1999 and filed with the Commission on May 13, 1999;

      - dated and filed with the Commission on June 15, 1999;

      - dated and filed with the Commission on June 23, 1999; and

      - dated and filed with the Commission on August 12, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, dated and filed with the Commission on May 17, 1999;

     - Proxy Statement, dated as of April 7, 1999, filed with the Commission in definitive form on April 8, 1999, with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities and Exchange Act of 1934; and

     - The description of the common stock contained in the Registration Statement on Form 8-A dated January 16, 1992 including the information incorporated by reference into that registration statement from the Registration Statement on Form S-1, as amended, dated as of January 27, 1992.

     Nextel is also incorporating by reference additional documents it may file according to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. This additional information is a part of this prospectus from the date of filing of any documents.

     Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement modified or superseded in this manner will not be deemed, except as modified or superseded, to constitute a part of this prospectus.

     The information relating to Nextel contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus or incorporated in this prospectus by reference should be read in conjunction with documents filed with the Commission by Nextel International, Inc.